Exhibit 99.1

ICON p.l.c. and Subsidiaries

Annual Report

Year ended 31 December 2009

Registered number145835

Directors’ Report and Consolidated Financial Statements

ICON plc and SubsidiariesDirectors and Other Information

Directors	Dr. Bruce Given (American-Chairman of the Board) (2) (3) (4)
Peter Gray (Irish-Chief Executive Officer) (4)
Dr. John Climax (Irish – Non-Executive)
Dr. Ronan Lambe (Irish – Non-Executive) (5)
Thomas Lynch (British – Non-Executive) (1) (2) (3)
Prof. Dermot Kelleher (Irish – Non-Executive) (1) (5)
Dr. Anthony Murphy (Irish – Non-Executive) (2) (3)
Declan McKeon (Irish – Non-Executive) (1)
(1) Member of Audit Committee
(2) Member of Compensation and Organisation Committee
(3) Member of Nominating and Governance Committee
(4) Member of Execution Committee
(5) Member of Quality Committee

Secretary	Ciaran Murray

Registered office	South County Business Park
Leopardstown
Dublin 18

Auditors	KPMG
Chartered Accountants
1 Stokes Place
St. Stephens Green
Dublin 2

Bankers	Citibank
Canada Square
Canary Warf
London E14 5LB
United Kingdom
PNC Bank
1035 Virginia Drive
Fort Washington
PA 19034
USA

Solicitors	A & L Goodbody
25 – 28 North Wall Quay
IFSC
Dublin 1
Cahill Gordon Reindel & Co
80 Pine Street
New York
USA

Directors’ Report

The Directors present their report and audited Consolidated and Company financial statements of ICON p.l.c. (“the Company” or “ICON”), a public limited company incorporated in the Republic of Ireland, and its subsidiary undertakings (“the Subsidiaries”, with the Company and the Subsidiaries being together “the Group”) for the year ended 31 December 2009.

Principal activities, business review and future developments

The Group is a contract research organisation (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. The Group specialises in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies. The Group believes that it is one of a small number of CRO’s with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis.

The Group operates offices in 69 locations in 39 countries worldwide.

The Company’s primary listing for its shares is the NASDAQ market. The Company also has a secondary listing on the Irish Stock Exchange and, accordingly, is not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange, including the requirement that certain transactions require the approval of shareholders. For further information, shareholders should consult their own financial adviser.

On 9 July 2009, the Group acquired 100% of the ordinary share capital of Veeda Laboratories Limited, a specialist provider of biomarker laboratory services to the global pharmaceutical and biotechnology industries located in Oxford, United Kingdom, for an initial cash consideration of $1.9 million (£1.2 million).

On 28 April 2009, the Group acquired the assets of the former Qualia Clinical Services, Inc., a 33,000 square foot Phase 1 facility located in Omaha, Nebraska, for $0.3 million.

In 2010, the Group looks forward to increasing its geographic presence through the addition of new offices and expanding the scale and range of its service offering. A review of performance during the year is included in the Operating and Financial Review section of the Directors’ Report.

International Financial Reporting Standards

These Consolidated and Company financial statements (together “the financial statements”) for the year ended 31 December 2009 are prepared in accordance with IFRS as adopted by the EU and meet the reporting requirements pursuant to Irish Company Law and the Irish Stock Exchange Listing Rules.

Results and dividends

The results for the year are as shown on page 40 of these financial statements. The Directors do not propose the payment of a dividend for the year.

Risks and uncertainties

The Group is dependent on the continued outsourcing of research and development by the pharmaceutical, biotechnology and medical device industries.

The Group is dependent upon the ability and willingness of the pharmaceutical, biotechnology and medical device companies to continue to spend on research and development and to outsource the services that the Group provides. The Group is therefore subject to risks, uncertainties and trends that affect companies in these industries. ICON has benefited to date from the tendency of pharmaceutical, biotechnology and medical device companies to outsource clinical research projects. Any downturn in these industries or reduction in spending or outsourcing could adversely affect the Group’s business. For example, if these companies expanded upon their in-house clinical or development capabilities, they would be less likely to utilise the Group’s services. In addition, if governmental regulations were changed, this could affect the ability of ICON’s clients to operate profitably, which may lead to a decrease in research spending and therefore this could have a material adverse effect on the Group’s business.

The current economic and financial downturn may have a material adverse effect on the Group’s business and/or results.

Many of the world’s largest economies and financial institutions are facing extreme financial difficulty, including a decline in asset prices, liquidity problems and limited availability of credit. It is still uncertain how long this downturn will last. Such difficult economic times may have a material adverse effect on the Group’s revenues, results of operations, financial condition and ability to raise capital.

Increased deliberation by clients of contract proposals may impact the Group’s ability to win sufficient new business awards, which may result in decreased revenues.

Current and prospective clients have become increasingly deliberate when making decisions on whether to use the Group’s services. While requests for proposals continue to be circulated, clients are taking longer in their decisions to award clinical research projects. An inability to attract sufficient new business awards could have a material effect on the Group’s revenues, backlog and result of operations.

The Group depends on a limited number of clients and a loss of or significant decrease in business from them could affect its business.

The Group has in the past and may in the future derive a significant portion of its revenue from a relatively limited number of projects or clients. During the years ended 31 December 2009 and 31 December 2008, 27% and 29% respectively of revenue was derived from the Group’s top five clients. No client contributed more than 10% of revenue during the years ended 31 December 2009 and 31 December 2008. The loss of, or a significant decrease in business from, one or more of these key clients could result in a material adverse effect.

The Group competes against many companies and research institutions that may be larger or more efficient than it is. This may preclude the Group from being given the opportunity to bid, or may prevent it from being able to competitively bid on and win new contracts.

The market for CROs is highly competitive. ICON primarily competes against in-house departments of pharmaceutical companies and other CROs including Covance Inc., i3 Research (United Health Group Incorporated), Kendle International Inc., Omnicare Inc., PAREXEL International Corporation, Pharmaceutical Product Development Inc., PharmaNet Development Group Inc., PRA International Inc. and Quintiles Transnational Corporation. Some of these competitors have substantially greater capital, research and development capabilities and human resources than the Group has. As a result, they may be selected as preferred vendors or partners of the Group’s clients or potential clients for all projects or for significant projects, or they may be able to price projects more competitively than the Group can. Any of these factors may prevent the Group from getting the opportunity to bid on new projects or prevent it from being competitive in bidding on new contracts.

The Group’s results are dependent upon a number of factors and can fluctuate from period to period.

The Group’s results of operations in any period can fluctuate depending upon, among other things, the number and scope of ongoing client projects, the commencement, postponement, variation, cancellation or termination of projects in the period, the mix of revenue, cost overruns, employee hiring and other factors. Revenue in any period is directly related to the number of employees and the percentage of these employees who were working on projects billable to the clients during that period. The Group may be unable to compensate for periods of underutilisation during one part of a fiscal period by augmenting revenues during another part of that period. The Group believes that operating results for any particular period are not necessarily a meaningful indication of future results.

If the Group’s clients discontinue using its services, or cancel or discontinue projects, revenue will be adversely affected and ICON may not receive these clients’ business in the future or may not be able to attract new clients.

The Group’s clients may discontinue using its services completely or cancel some projects either without notice or upon short notice. The termination or delay of a large contract or of multiple contracts could have a material adverse effect on revenue and profitability. Historically, clients have cancelled or discontinued projects and may in the future cancel their contracts for reasons including:

●	the failure of products being tested to satisfy safety or efficacy requirements;

●	unexpected or undesired clinical results of the product;

●	a decision that a particular study is no longer necessary;

●	poor project performance, quality concerns, insufficient patient enrolment or investigator recruitment; or

●	production problems resulting in shortages of the drug.

If the Group loses clients, it may not be able to attract new ones, and if the Group loses individual projects, it may not be able to replace them.

Approximately 55% of revenue is earned from long-term fixed-fee contracts. The Group would lose money in performing these contracts if the costs of performance exceed the fixed fees for these projects.

Approximately 55% of revenue is earned from long-term fixed-fee contracts. Revenues on these contracts are agreed on contract initiation between the Company and the customer and are based on estimated time inputs to the contract.  Factors considered in estimating time requirements include the complexity of the study, the number of geographical sites where trials are to be conducted and the number of patients to be recruited at each site. The Company regularly reviews the estimated hours on each contract to determine if the budget accurately reflects the agreed tasks to be performed taking into account the state of progress at the time of review.  The Company further ensures that changes in scope are appropriately monitored and change orders for additional revenue are promptly negotiated for the additional work.  If we were to fail to recognise and negotiate change orders for changes in the resources required or the scope of the work to be performed, the Company could lose money if the costs of performance of these contracts exceeded their fixed fees.

If the Group fails to attract or retain qualified staff, its performance may suffer.

The Group’s business, future success and ability to expand operations depends upon its ability to attract, hire, train and retain qualified professional, scientific and technical operating staff. The Group competes for qualified professionals with other CROs, temporary staffing agencies and the in-house departments of pharmaceutical, biotechnology and medical device companies. Although the Group has not had any difficulty attracting or retaining qualified staff in the past, there is no guarantee that it will be able to continue to attract a sufficient number of clinical research professionals at an acceptable cost.

The Group is highly dependent on information technology. If the Group’s systems fail or are unreliable its operations may be adversely impacted.

The efficient operation of the Group’s business depends on its information technology infrastructure and management information systems. The Group’s information technology infrastructure includes both third party solutions and applications designed and maintained internally. Since the Group operates on multiple platforms, the failure of its information technology infrastructure and/or management information systems to perform could severely disrupt business and adversely affect the results of operation. In addition, the Group’s information technology infrastructure and/or management information systems are vulnerable to damage or interruption from natural or man-made disasters, terrorist attacks, computer viruses or hackers, power loss, or other computer systems, Internet telecommunications or data network failures. Any such interruption could adversely affect business and the results of operations.

Failure to comply with the regulations of the U.S. Food and Drug Administration and other regulatory authorities could result in substantial penalties and/or loss of business.

The U.S. Food and Drug Administration, or FDA, and other regulatory authorities inspect the Group from time to time to ensure that it complies with their regulations and guidelines, including environmental and health and safety matters. In addition, ICON must comply with the applicable regulatory requirements governing the conduct of clinical trials in all countries in which it operates. If the Group fails to comply with any of these requirements it could suffer:

●	the termination of any research;

●	loss of business;

●	the disqualification of data;

●	the denial of the right to conduct business;

●	criminal penalties; and

●	other enforcement actions.

In December 2009, the Company received a warning letter from the U.S. Food and Drug Administration (FDA) regarding clinical study management services provided by the Group to one of its clients in relation to two studies conducted between 2004 and 2006. These studies related to the development of an antibiotic for the treatment of complicated skin and skin-structure infections. The FDA letter arises from its inspections of the Company’s client and selected clinical sites and follows a similar letter issued to that client. The Company submitted a response to the FDA on 13 January 2010. The Company is committed to working cooperatively and expeditiously with the FDA to address the matters raised in the letter and is unable to predict at this time the financial consequences, if any, of the issues raised by the letter.

The Group may lose business as a result of changes in the regulatory environment.

Various governments and/or regulatory bodies throughout the world may enact legislation which could introduce changes to the regulatory environment for drug development and research. The adoption and implementation of such legislation is difficult to predict and therefore could have a material adverse effect on the Group’s business.

ICON relies on third parties for important services.

The Group depends on third parties to provide it with services critical to its business. The failure of any of these third parties to adequately provide the needed services could have a material adverse effect on its business.

The Group’s exposure to exchange rate fluctuations could adversely affect its results of operations.

The Group’s contracts with its clients are sometimes denominated in currencies other than the currency in which it incurs expenses related to such contracts. Where expenses are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material adverse effect on the Group’s results of operations. This risk is partially mitigated by clauses in certain of its contracts which allow for price renegotiation with its clients if changes in the relative value of those currencies exceed predetermined tolerances. The Group regularly reviews its currency exchange exposure and on occasion hedge a portion of this exposure using forward exchange contracts.

In addition, the Group is also subject to translation exposures as its consolidated financial results are presented in U.S. dollars, while the local results of certain of its subsidiaries are prepared in currencies other than U.S. dollars, including the pound sterling and the euro. Accordingly, changes in exchange rates between the U.S. dollar and those other currencies will affect the translation of a subsidiary’s financial results into U.S. dollars for purposes of reporting its consolidated financial results.

We are subject to political, regulatory and legal risks associated with our international operations.

We are one of a small group of organisations with the capability and expertise to conduct clinical trials on a global basis. We believe that this capability to provide our services globally in most major and developing pharmaceutical markets enhances our ability to compete for new business from large multinational pharmaceutical, biotechnology and medical device companies. We have expanded geographically and operate from 69 locations in 39 countries and intend to continue expanding in regions that have the potential to increase our client base or increase our investigator and patient populations. We expect that revenues earned in emerging markets will continue to account for an increasing portion of our total revenues. However, emerging market operations may present several risks, including civil disturbances, health concerns, cultural differences such as employment and business practices, volatility in gross domestic product, economic and governmental instability, the potential for nationalisation of private assets and the imposition of exchange controls.

Changes in the political and regulatory environment in the international markets in which we operate such as price or exchange controls could impact our revenue and profitability, and could lead to penalties, sanctions and reputational damages if we are not compliant with those regulations. Political uncertainty and a lack of institutional continuity in some of the emerging and developing countries in which we operate could affect the orderly operation of markets in these economies. In addition, in countries with a large and complicated structure of government and administration, national, regional, local and other governmental bodies may issue inconsistent decisions and opinions that could increase our cost of regulatory compliance.

In addition, the uncertainty of the legal environment in some emerging countries could limit our ability to enforce our rights. In certain emerging and developing countries we enjoy less comprehensive protection for some of our rights, including intellectual property rights, which could undermine our competitive position. Finally, we operate in some countries where national laws may require not only accurate books and records, but also sufficient controls, policies and processes to ensure business is conducted without the influence of bribery and corruption. Given the high level of complexity of these laws, however, there is a risk that some provisions may be inadvertently breached, for example through negligent behaviour of individual employees, our failure to comply with certain formal documentation requirements or otherwise. Any violation of these laws or allegations of such violations, whether or not merited, could have a material adverse effect on our reputation and could cause the trading price of our ordinary shares and ADSs to decline.

If any of the above risks or similar risks associated with our international operations were to materialise, our results of operations and financial condition could be materially adversely affected.

Liability claims brought against the Group could result in payment of substantial damages to plaintiffs and decrease Group profitability.

The Group contracts with physicians who serve as investigators in conducting clinical trials to test new drugs on their patients. This testing creates the risk of liability for personal injury to or death of patients. Although investigators are generally required by law to maintain their own liability insurance, the Group could be named in lawsuits and incur expenses arising from any professional malpractice actions against the investigators with whom it contracts. To date, the Group has not been subject to any liability claims that are expected to have a material effect on it.

Indemnifications provided by the Group’s clients against the risk of liability for personal injury to or death of patients vary from client to client and from trial to trial and may not be sufficient in scope or amount or the providers may not have the financial ability to fulfil their indemnification obligations. Furthermore, the Group would be liable for its own negligence and that of its employees.

In addition, the Group maintains an appropriate level of worldwide Professional Liability/Error and Omissions Insurance. The amount of coverage the Group maintains depends upon the nature of the trial. The Group may in the future be unable to maintain or continue its current insurance coverage on the same or similar terms. If it is liable for a claim that is beyond the level of or outside the scope of insurance coverage, it may be responsible for paying all or part of any award.

The Group may lose business opportunities as a result of health care reform and the expansion of managed care organisations.

Numerous governments, including the U.S. government and governments outside of the U.S. have undertaken efforts to control growing health care costs through legislation, regulation and voluntary agreements with medical care providers and drug companies. If these efforts are successful, pharmaceutical, biotechnology and medical device companies may react by spending less on research and development and therefore this could have a material adverse effect on the Group’s business.

In addition to healthcare reform proposals, the expansion of managed care organisations in the healthcare market may result in reduced spending on research and development. Managed care organisations’ efforts to cut costs by limiting expenditures on pharmaceuticals and medical devices could result in pharmaceutical, biotechnology and medical device companies spending less on research and development. If this were to occur, the Group would have fewer business opportunities and its revenues could decrease, possibly materially.

The Group may make acquisitions in the future, which may lead to disruptions to its ongoing business.

The Group has made a number of acquisitions and will continue to review new acquisition opportunities. If it is unable to successfully integrate an acquired company, the acquisition could lead to disruptions to the business. The success of an acquisition will depend upon, among other things, the Company’s ability to:

●	assimilate the operations and services or products of the acquired company;

●	integrate acquired personnel;

●	retain and motivate key employees;

●	retain customers; and

●	minimise the diversion of management’s attention from other business concerns.

Acquisitions of foreign companies may also involve additional risks, including assimilating differences in foreign business practices and overcoming language and cultural barriers. In the event that the operations of an acquired business do not meet the Group’s performance expectations, it may have to restructure the acquired business or write-off the value of some or all of the assets or goodwill of the acquired business.

The Group may not be able to successfully develop and market or acquire new services.

The Group may seek to develop and market new services that complement or expand its existing business or expand its service offerings through acquisition. If the Group is unable to develop new services and/or create demand for those newly developed services, or expand its service offerings through acquisition, its future business, results of operations, financial condition, and cash flows could be adversely affected.

Failure to raise sufficient finance may affect our ability to sustain future development of the business

The Group has financed its operations and growth since inception primarily with cash flows from operations, proceeds from its initial public offering in May 1998, its second public offering in August 2003 and borrowings as applicable. Although the Group has not had difficulty in raising finance in the past, there is no guarantee that it will be able to raise sufficient capital, at an appropriate cost to the Company, to sustain future development of the business.

The Group relies on its interactive voice response systems to provide accurate information regarding the randomisation of patients and the dosage required for patients enrolled in the trials.

The Group develops and maintains computer run interactive voice response systems to automatically manage the randomisation of patients in trials, assign study drug, and adjust the dosage when required for patients enrolled in trials it supports. An error in the design, programming or validation of these systems could lead to inappropriate assignment or dosing of patients which could give rise to patient safety issues, invalidation of the trial, liability claims against the Company or all three.

The Group relies on various control measures to mitigate the risk of a serious adverse event resulting from healthy volunteer Phase I trials.

The Group conducts healthy volunteer Phase I trials including first-into-man trials. Due to the experimental nature of these studies, serious adverse events may arise. The Group mitigates such events by following Good Clinical Practice and ensuring appropriately trained and experienced clinical physicians are managing these trials and that internal Standard Operating Procedures and client protocols are rigorously adhered to. The Group also ensures that a signed contract is in place with the client in advance of clinical dosing with appropriate indemnifications and insurance coverage. The Group maintains its own clinical trial insurance. Following internal review and submission, an Independent Ethics Committee, approves the study protocol and appropriate approval is obtained from the relevant regulatory body.

Operating and Financial Review

The following table sets forth for the periods indicated certain financial data as a percentage of revenue and the percentage change in these items compared to the prior period, being the key performance indicators used by management. The trends illustrated in the following table may not be indicative of future results.

	Year ended 31 December 2009	Year ended 31 December 2008

			Percentage change in period
	As a percentage of revenue
Revenue	100%	100%	2.6%
Direct costs	57.3%	56.7%	3.6%
Other operating expenses	29.5%	33.4%	(9.3%)
One-time net charges	1.0%	-	100%
Operating profit	12.2%	9.9%	26.4%

Year ended 31 December 2009 compared to Year ended 31 December 2008

Revenue increased by $22.4 million, or 2.6%, from $865.2 million to $887.6 million. For the year ended 31 December 2009, the Group derived approximately 46.0%, 45.4% and 8.6% of revenue in the United States, Europe and Rest of World, respectively. The rate of increase in revenue has reduced over prior periods primarily as a result of the global economic downturn, its impact on market confidence and the availability of funding for drug development.

Direct costs increased by $17.8 million, or 3.6%, from $490.7 million to $508.5 million. Direct costs as a percentage of revenue increased from 56.7% in the year ended 31 December 2008 to 57.3% for the year ended 31 December 2009. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. This increase was primarily due to increased salary and related costs of $15.7 million for project related employees, increased laboratory expenses of $1.6 million and an increase in other direct project related costs of $6.5 million. These increases were offset by a reduction in travel costs for project related employees of $5.2 million.

Other operating expenses decreased by $26.9 million, or 9.3%, from $289.0 million to $262.2 million. As a percentage of revenue, other operating expenses decreased from 33.4% in the year ended 31 December 2008 to 29.5% for the year ended 31 December 2009. Other operating expenses consist of compensation, related fringe benefits and share based compensation expense for selling and administrative employees, professional service costs, advertising costs and all costs related to facilities and information systems, including depreciation. The decrease in other operating expenses is primarily driven by decreases of $7.0 million in personnel related costs, comprising salary and travel costs for selling, general and administrative employees and recruitment expenditure. Facility and information system costs decreased by $2.1 million, principally as a result of a reduction in utility costs and support and maintenance costs. The remainder of the decrease arises from a decrease in other overhead costs.

One-time net charges of $8.8 million have been recognised during the year ended 31 December 2009. In response to the globalisation of clinical studies and its attendant impact on resources in existing and emerging markets, the Company conducted a review during 2009 of its existing infrastructure to better align its resources with the needs of its clients. This realignment has resulted in resource rationalisations in certain more mature markets and the recognition of a restructuring charge of $13.3 million in the second quarter of 2009. This was offset by research and development incentives of $4.5 million received by the Company in certain European Union jurisdictions in which it operates.

Operating profit for the year increased by $22.6 million, or 26.4%, from $85.6 million for the year ended 31 December 2008 to $108.2 million for the year ended 31 December 2009. As a percentage of revenue, operating profit increased from 9.9% of revenue for the year ended 31 December 2008, to 12.2% for the year ended 31 December 2009. Excluding the impact of one-time net charges recognised during the year, operating profit as a percentage of revenue increased from 9.9% for the year ended 31 December 2008, to 13.2% for the year ended 31 December 2009.

Net financing expense for the year ended 31 December 2009 was $4.3 million, compared with a net finance expense of $1.0 million for the year ended 31 December 2008. Financing expense increased from $4.9 million for the year ended 31 December 2008, to $5.8 million on the year ended 31 December 2009. Financing expense for the year ended 31 December 2009 comprised foreign exchange losses on bank loans of $1.6 million, interest on bank overdrafts and credit facilities of $3.5 million, pension costs of $0.7 million and finance lease interest of $0.1 million. Financing income decreased $2.5 million for the year ended 31 December 2008 to $1.5m for the year ended 31 December 2009. Financing income for the year ended 31 December 2009 comprised return on pension assets of $0.7 million and interest receivable on surplus cash balances and current asset investments of $0.8 million.

Year ended 31 December 2009 compared to Year ended 31 December 2008 (continued)

The provision for income taxes decreased from $19.9 million for the year ended 31 December 2008, to $11.2 million for the year ended 31 December 2009. The Group’s effective tax rate for the year ended 31 December 2009 was 10.8% compared with 23.6% for the year ended 31 December 2008. The decrease in the effective tax rate during the period arose principally from corporation tax refunds arising from research and development tax credits received in certain European Union jurisdictions. The Group recognised a net benefit of $10.6 million in its 2009 tax charge for research and development tax credits relating to previous years, but received in 2009. Excluding the impact of these research and development tax credits recognised during the period, the Group’s effective tax rate decreased from 23.6% for the year ended 31 December 2008, to 20.2% for the year ended 31 December 2009.

Liquidity and capital resources

The CRO industry generally is not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities, information systems enhancements, the purchase of current asset investments and acquisitions.

The Group’s clinical research and development contracts comprise both fixed price and variable component contracts and range in duration from a few weeks to several years. Revenue from contracts is generally recognised as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in instalments over the contract’s duration, or in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred and revenue recognised on contracts.

Net cash at 31 December 2009 amounted to $193.6 million compared with net debt of $5.0 million at 31 December 2008. Net cash at 31 December 2009 comprised cash and cash equivalents of $144.8 million and current investments of $49.2 million less finance lease obligations of $0.5 million. Net debt at 31 December 2008 comprised cash and cash equivalents of $58.4 million, current asset investments of $42.7 million, less bank credit lines and loan facilities of $105.4 million and finance lease obligations of $0.7 million. Additional borrowings available to the Group under negotiated facilities at 31 December 2009 amounted to $162.5 million compared with $55.6 million at 31 December 2008.

Net cash provided by operating activities was $255.1 million for the year ended 31 December 2009, compared with cash provided by operating activities of $81.3 million for the year ended 31 December 2008. The Group’s working capital, comprising total current assets less total current liabilities, at 31 December 2009 amounted to $204.2 million, compared to $166.7 million at 31 December 2008. The most significant influence on our working capital and operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 33 days at 31 December 2009 and 70 days at 31 December 2008. The decrease in the number of days revenue outstanding at 31 December 2009 resulted from improved working capital management during the period.

Net cash used in investing activities was $65.7 million for the year ended 31 December 2009, compared to $117.4 million for the year ended 31 December 2008. Net cash used in the year ended 31 December 2009 arises principally from capital expenditure, payments for purchase of subsidiary undertakings, and purchase of short-term investments, offset by the sale of short-term investments.

Capital expenditure for the year ended 31 December 2009, amounted to $33.8 million, and comprised mainly of expenditure on global infrastructure and information technology systems to support the Company’s growth and expenditure on the expansion of its central laboratory facility in Dublin, Republic of Ireland. During the year ended 31 December 2008, the Company completed the expansion of its office facility in Dublin, Republic of Ireland.

Liquidity and capital resources (continued)

Cash paid on acquisitions during the year ended 31 December 2009, amounted to $25.9 million, being cash paid for the acquisition of the remaining 30% of the common stock of Beacon Biosciences of $17.8 million, $5.9 million relating to the acquisition of Prevalere Lifesciences, $0.3 million relating to the acquisition of the assets of the former Qualia Clinical Services and $1.9 million relating to the acquisition of Veeda Laboratories Limited. An additional $24.1 million of surplus cash balances were invested in current asset investments during the year, offset by $17.5 million realised during the year from the sale of current asset investments.

Net cash used by financing activities during the year ended 31 December 2009, amounted to $105.1 million compared with net cash provided of $22.3 million for the year ended 31 December 2008. During the year ended 31 December 2009, the Company drew down additional borrowings of $17.4 million. This was offset by the repayment of $127.0 million of borrowings during the year. At 31 December 2009, all borrowings previously drawn under negotiated facilities had been repaid in full.

As a result of these cash flows, cash and cash equivalents increased by $84.3 million for the year ended 31 December 2009, compared to a decrease of $13.8 million for the year ended 31 December 2008.

On 9 July 2007, ICON entered into a five year committed multi-currency facility agreement for €35 million ($50.2 million) with Bank of Ireland. The facility bears interest at an annual rate equal to EURIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favour of the bank. At 31 December 2009, €26.2 million ($37.5 million) was available to be drawn under this facility.

On 22 December 2008, a committed three year US dollar credit facility was negotiated with Allied Irish Bank plc for $50 million. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees and pledges in favour of the bank. As at 31 December 2009, $50 million was available to be drawn under this facility.

On 2 January 2009, an additional four year committed credit facility was negotiated with Bank of Ireland for $25 million. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favour of the bank. As at 31 December 2009, $25 million was available to be drawn under this facility.

On 29 May 2009, committed credit facilities were negotiated with Citibank Europe for $20 million. The facilities comprise a 364 day facility of $10 million and a three year facility of $10 million. On the same day, a committed 364 day credit facility of $30 million was negotiated with JP Morgan. These facilities bear interest at LIBOR plus a margin and are secured by certain composite guarantees and pledges in favour of the banks. As at 31 December 2009, $50 million was available to be drawn under these facilities.

On 1 July 2004, the Company acquired 70% of the common stock of Beacon Biosciences Inc. (“Beacon”), a leading specialist CRO, which provides a range of medical imaging services to the pharmaceutical, biotechnology and medical device industries, for an initial cash consideration of $9.9 million, excluding costs of acquisition. On 31 December 2008, the remaining 30% of the common stock was acquired by the Company for $17.4 million, excluding costs of acquisition. Certain performance milestones were built into the acquisition agreement for the remaining 30% of Beacon requiring potential additional consideration of up to $3.0 million if these milestones were achieved during the year ended 31 December 2009. No amounts have been accrued in respect of the additional consideration payable as these milestones have not been achieved.

On 14 November 2008, the Company acquired 100% of the common stock of Prevalere Life Sciences Inc. (“Prevalere”), for an initial cash consideration of $37.6 million, excluding costs of acquisition. Prevalere, located in Whitesboro, New York, is a leading provider of bioanalytical and immunoassay services to pharmaceutical and biotechnology companies. Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to $8.2 million if these milestones were achieved during the years ended 31 December 2008 and 2009. On 30 April 2009, $5.0 million was paid in respect of the milestones for the year ended 31 December 2008. No amounts have been accrued for amounts potentially payable in respect of the year ended 31 December 2009 as these milestones have not been achieved.

Financial Risk Management

The Group’s financial instruments comprise bank borrowings, finance lease obligations, cash and current asset investments. The main purpose of these financial instruments is to raise working capital for the Group’s operations, to fund the cost of new acquisitions and growth. The Group may from time to time enter into derivative transactions to minimise its exposure to interest rate fluctuations and foreign currency exchange rates. The Group does not undertake any trading activity in financial instruments.

Inflation

Inflation had no material impact on the Group’s operations during the period.

Currency rate risk

Details of currency rate risks faced by the Group are set out in note 25 to the financial statements. The risk is managed whenever possible by matching foreign currency income and expenditures.

Interest rate risk

Details of interest rate risk and an analysis of the Group’s interest rate profile are set out in note 25 to the financial statements.

Credit risk

Details of credit risk faced are set out in note 25 to the financial statements.

Liquidity risk

Details of liquidity risk are set out in note 25 to the financial statements.

Directors, secretary and their interests

On 24 April 2009, the Board appointed Dr. Anthony Murphy a Director of the Company. In accordance with the Articles of Association, Dr. Murphy was elected a Director of the Company at the Company’s Annual General Meeting on 20 July 2009.

On 31 December 2009, Dr. John Climax resigned as Chairman of Board of the Company. On 1 January 2010, Dr. Bruce Given was appointed Chairman of the Board of the Company.

On 19 April 2010, the Board appointed Mr. Declan McKeon a Director of the Company. In accordance with the Articles of Association, Mr. McKeon will offer himself for election as a Director of the Company at the Company’s Annual General Meeting on 19 July 2010. On 19 April 2010, Mr. Edward Roberts resigned as a Director of the Company.

Details of Directors’ interests in the Group’s shares are set out in the Report on Directors’ Remuneration on pages 16 to 20.

Save as shown on pages 18 to 19 no Director had any disclosable interest in shares of the Group at the beginning or end of the financial year in relation to the business of the Group

Directors’ service contracts

Details of Directors’ service contracts are set out in the Report on Directors’ remuneration on page 17.

Significant shareholdings

In addition to the interests of directors disclosed in the Report on Directors’ Remuneration, the Company has been notified of the following shareholdings in excess of 3% of the issued share capital of the Company at 31 December 2009:

Name	%	Number of Shares

FMR LLC	8.3%	4,917,137
Neuberger Berman LLC	8.0%	4,695,578
Wellington Management Co. LLP	6.9%	4,070,783
Friess Associates LLC	3.9%	2,286,786
Lord Abbett & Co. LLC	3.1%	1,823,819

Subsidiary undertakings

The information required by the Companies Act, 1963 in relation to subsidiary undertakings is presented in note 32 to the financial statements.

Political donations

The Group made no disclosable political donations in the period.

Share capital

The share capital of the Company is €6,000,000 divided into 100,000,000 Ordinary Shares of €0.06. Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the board of directors of the Company and approved by the shareholders and/or such interim dividends as the board of directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the ordinary shares will be repaid out of the assets available for distribution among the holders of the Company’s American Depositary Shares (“ADSs”) and ordinary shares not otherwise represented by American Depositary Receipts (“ADRs”). Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person at a general meeting of shareholders, and every proxy, shall have one vote, for each ordinary share held with no individual having more than one vote.

On 21 July 2008, the Company’s shareholders approved a bonus issue of ordinary shares (the “Bonus Issue”) to shareholders of record as of the close of business on 8 August 2008 (the “Record Date”). The Bonus Issue provided for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, affecting the equivalent of a 2-for-1 stock split. The Bonus shares were issued on 11 August 2008, to Ordinary Shareholders and on 12 August 2008, to holders of American Depositary Shares (“ADSs”). NASDAQ adjusted the trading price of the Company’s ADSs to affect the Bonus Issue prior to the opening of trading on 13 August 2008. All outstanding ordinary share amounts, including share option amounts, referenced in the following consolidated financial statements and the notes thereto have been retrospectively restated to give effect to the Bonus Issue as if had occurred as of the date referenced.

Change of control provisions in significant agreements

The Company has certain banking facilities which require repayment of the facility in the event that the Company becomes controlled by any person or persons acting in concert by whom it was not controlled at the date the facility was entered into. Furthermore the Company has certain capital grant agreements with the Irish government agency, Enterprise Ireland, whereby the Company covenants that the controlling interest in the Company will not change without Enterprise Ireland’s prior written consent, which will not be unreasonably withheld.

Additionally, the Company’s share option plans contain change in control provisions which allow potentially for the acceleration of the exercisability of outstanding options in the event that a change in control occurs with respect to the Company. Other potential consequences for outstanding share options of a change in control following a takeover bid include the assumption of outstanding awards by the surviving company, if not ICON, or the substitution of options of its stock or that of its parent.

Amendment of the Company’s Articles of Association

The Company’s Articles of Association may be amended by a special resolution passed by the shareholders at an annual or extraordinary general meeting of the Company.  A special resolution is passed at a meeting if not less than 75% of the members who vote in person or by proxy at the meeting vote in favour of the resolution.

Corporate governance statement

In May 1998, ICON obtained a primary listing on the US NASDAQ and a secondary listing on the Irish Stock Exchange (“ISE”). The Company is committed to the highest standards of corporate governance and compliance consistent with best practice. The Company has reviewed the revised Combined Code on Corporate Governance issued in June 2008 (“the 2008 Combined Code”) and subsequently adopted by the London and Irish Stock Exchanges. The Board has reviewed the 2008 Combined Code and it is the Company’s policy, where practicable, to apply all of the relevant principles of the revised code.

Board

The Board comprises one executive and seven non-Executive Directors at the date of this report. The Board considers the non-Executive Directors, excluding Dr. Ronan Lambe and Dr. John Climax, to be independent, notwithstanding the granting of share options to them which is considered appropriate given the work that they undertake on behalf of the Company and, in the case of Thomas Lynch, that he has served as a non-Executive Director for more than 9 years. The non-Executive Directors bring independent judgement to bear on issues of strategy, performance, resources, key appointments and standards. The Company considers all of its non-Executive Directors to be of complementary expertise. The Board meets regularly throughout the year and all Directors have full and timely access to the information necessary for them to discharge their duties. There is a formal schedule of matters reserved to the Board for consideration and decision including approval of strategic plans, financial statements, acquisitions, material capital expenditures and review of the effectiveness of the Group’s system of internal controls, thereby maintaining control of the Group and its future direction. The Directors have access to the advice and services of the Company Secretary and may seek external independent professional advice where required.

Certain other matters are delegated to Board Committees, as detailed below. The Group maintains an appropriate level of insurance cover in respect of legal action against its Directors. All Board Committees report to the Board. Membership of the Committees is set out on page 2.

The Board, through the Nominating and Governance Committee, engages in succession planning and in so doing considers the strength and depth, and levels of knowledge, skills and experience necessary to achieve its objectives. The Board normally meets at least four times each year. During the year ended 31 December 2009, the Board met on four occasions. The attendance record of individual Directors at Board meetings is set out in the table on page 13. Additional meetings, to consider specific issues, are held as and when required. The Board has delegated some of its responsibilities to Board Committees. There are five permanent Committees. These are the Audit Committee, the Compensation and Organisation Committee, the Nominating and Governance Committee, the Execution Committee and the Quality Committee, which was established in February 2010. Each Committee has been charged with specific responsibilities and each has written terms of reference that are reviewed periodically. Membership of the Board Committees is set out on page 2. Attendance at Committee meetings is set out in the table on page 13. Minutes of Committee meetings are circulated to all members of the Board.

The Company Secretary is available to act as secretary to each of the Board Committees if required.

Board Committees

The Audit Committee meets a minimum of four times a year. During 2009, the Audit Committee comprised Edward Roberts (Chairman), Thomas Lynch, Bruce Given and Professor Dermot Kelleher. The Audit Committee reviews the quarterly and annual financial statements and the effectiveness of the system of internal control and approves the appointment and removal of the external auditors. It monitors the adequacy of internal accounting practices and addresses all issues raised and recommendations made by the external auditors. It pre-approves on an annual basis, the audit and non-audit services provided to the Company by its external auditors. Such annual pre-approval is given with respect to particular services. The Audit Committee, on a case by case basis, may approve additional services not covered by the annual pre-approval, as the need for such services arises. The Audit Committee reviews all services which are provided by the external auditors regularly to review the independence and objectivity of the external auditors taking into consideration relevant professional and regulatory requirements so that these are not impaired by the provisions of permissible non-audit services. The Chief Financial Officer and the external auditors normally attend all meetings of the Audit Committee and have direct access to the Committee Chairman at all times. Thomas Lynch is considered by the Company to have the relevant financial expertise as is required by the 2008 Combined Code. Due to changes agreed at the Company’s Board meetings on 23 February 2010 and 19 April 2010, the Audit Committee was amended to comprise Thomas Lynch (Chairman), Edward Roberts, Professor Dermot Kelleher and Declan McKeon.

During 2009, the Compensation and Organisation Committee comprised Thomas Lynch (Chairman), Dr. Bruce Given, Edward Roberts and Dr. Anthony Murphy. It is responsible for senior executive remuneration. The Compensation and Organisation Committee aims to ensure that remuneration packages are competitive so that individuals are appropriately rewarded relative to their responsibility, experience and value to the Group. At the Company’s Board meeting on 23 February 2010, the Compensation and Organisation Committee was amended to comprise Dr. Anthony Murphy (Chairman), Dr. Bruce Given and Thomas Lynch.

During 2009, the Nominating and Governance Committee comprised Thomas Lynch (Chairman), Edward Roberts and Dr. Bruce Given. On an ongoing basis it reviews the membership of the board of directors and board Committees. It identifies and recommends individuals to fill any vacancy that is anticipated or arises on the board of directors. It reviews and recommends the corporate governance principles of the Company. At the Company’s Board meeting on 23 February 2010, the Nominating and Governance Committee was amended to comprise Dr. Anthony Murphy (Chairman), Dr. Bruce Given and Thomas Lynch.

During 2009, the Execution Committee, formerly known as the Executive Committee, comprised Peter Gray (Chairman), Dr. John Climax and Ciaran Murray, the Group’s Chief Financial Officer. Established in March 2005, this Committee is responsible for the management of the Company in intervals between meetings of the Board and exercises business judgement to act in what the Committee members reasonably believe to be in the best interest of the Company and its shareholders. All powers exercised by the Execution Committee are ratified at board meetings. This Committee convenes as often as it determines to be necessary or appropriate. At the Company’s Board meeting on 23 February 2010, the Committee was amended to comprise Peter Gray (Chairman), Dr. Bruce Given and Ciaran Murray.

On 23 February 2010, the Company established a Quality Committee. The primary purpose of this Committee is to provide, on behalf of the Board, oversight of quality strategy, commitment and performance. The Committee comprises Professor Dermot Kelleher (Chairman) and Dr. Ronan Lambe.

Directors’ Attendance Table

Board and Committee Meetings held during the year ended 31 December 2009:	Board	Audit	Compensation and Organisation	Nomination and Governance	Execution

Director	Number of meetings attended/number of meetings eligible to attend
Dr. Bruce Given	4/4	4/4	2/2	2/2	-
Peter Gray	4/4	-	-	-	5/5*
Dr. Ronan Lambe	4/4	-	-	-	-
Dr. John Climax	4/4*	-	-	-	5/5
Thomas Lynch	4/4	4/4	2/2*	2/2*	-
Edward Roberts	4/4	4/4*	2/2	2/2	-
Prof. Dermot Kelleher	4/4	4/4	-	-	-
Dr. Anthony Murphy	3/3	-	1/1	-
Shuji Higuchi	1/1	-	-	-	-

*Denotes Committee Chairman during 2009

Chairman

Dr. John Climax resigned as Chairman of the Board of the Company on 31 December 2009. On 1 January 2010, Dr. Bruce Given was appointed Chairman of the Board of the Company. The Chairman is responsible for the efficient and effective working of the Board. He ensures that the Board agendas cover the key issues confronting the Group and that briefing papers are circulated to Board members in advance of meetings allowing them full and timely access to the information necessary to enable them to discharge their duties. The Chairman is available to shareholders who may have concerns that cannot be addressed through the Chief Executive Officer. The Chairman makes himself available to the non-Executive Directors without the executive Directors present.

Company Secretary

The appointment and removal of the Company Secretary is a matter for the Board. All Directors have direct access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that applicable rules and regulations are complied with and that Board procedures are observed.

Senior Independent Director

Mr. Thomas Lynch was appointed as Senior Independent Director in February 2010 and replaced Mr. Edward Roberts who was Senior Independent Director during 2009. Mr. Lynch is available to shareholders should they have any concerns where contact through the normal channels of Chairman or Chief Executive Officer has failed to resolve or for which such contact is inappropriate.

Induction and development

An induction program is arranged for all new Directors. This covers the major trading activities of the Company as well as the roles and responsibilities of Directors. All Directors are informed of relevant corporate and compliance developments as they arise.

Communications with shareholders

Communications with shareholders are given high priority and there is regular dialogue with individual institutional shareholders other than during closed periods, as well as general presentations at the time of the announcement of the annual and interim results. It is intended that institutional shareholders be given an opportunity to meet new non-Executive Directors when they are appointed. The Company’s Annual General Meeting affords individual shareholders the opportunity to question the Chairman, the Board, and Board Committee Chairmen. In addition, the Company responds throughout the year to letters from shareholders on a wide range of issues.

The Company’s website, www.iconplc.com, provides the full text of annual and interim reports together with all relevant press releases.

Directors’ remuneration

The report on Directors’ remuneration is set out on pages 16 to 20.

Appointment and replacement of the Directors of the Company

At each annual general meeting of the Company one third of the directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office, but if there is only one director who is subject to retirement by rotation then he shall retire. The directors to retire by rotation shall be those who have been longest in office since their last appointment or reappointment but as between persons who became or were last reappointed directors on the same day those to retire shall be determined (unless they otherwise agree among themselves) by lot. A director who retires at an annual general meeting may be reappointed, if willing to act. Dr. Bruce Given and Thomas Lynch will be eligible for retirement at the next annual general meeting and will seek reappointment.

The Company by ordinary resolution may appoint a person to be a director either to fill a vacancy or as an additional director. The Directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Articles of Association of the Company as the maximum number of directors. A director so appointed shall hold office only until the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not re-appointed at such annual general meeting, such director shall vacate office at the conclusion thereof.

Powers of the Company’s Directors

The business of the Company is managed by the directors who may exercise all the powers of the Company which are not required by the Companies Acts 1963 to 2009 or by the Articles of Association of the Company to be exercised by the Company in general meeting. A meeting of directors at which a quorum is present may exercise all powers exercisable by the directors. The directors may delegate (with power to sub-delegate) to any director holding any executive office and to any Committee consisting of one or more directors, together with such other persons as may be appointed to such Committee by the directors, provided that a majority of the members of each Committee appointed by the directors shall at all times consist of directors and that no resolution of any such Committee shall be effective unless a majority of the members of the Committee present at the meeting at which it was passed are directors.

Subject to the provisions of the Companies Acts 1963 to 2009 the Company may purchase any of its shares. Every contract for the purchase of, or under which the Company may become entitled or obliged to purchase shares in the Company shall be authorised by a special resolution of the Company. The Company may cancel any shares so purchased or may hold them as treasury shares or issue them as ordinary shares.

Internal control

With regard to the guidance for Directors on internal control, “Internal Control: Guidance for Directors on the Combined Code (the Turnbull guidance)”, the Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, that has been in place for the period under review and up to the date of approval of the annual report and financial statements, and that this process is reviewed by the Board and accords with the guidance.

The Board is ultimately responsible for the Group’s system of internal control and for reviewing its effectiveness. However, such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss.

The organisation structure of the Group under the day-to-day direction of its Chief Executive Officer is clear. Defined lines of responsibility and delegation of authority have been established within which the Group’s activities can be planned, executed, controlled and monitored to achieve the strategic objectives which the Board has adopted for the Group.

The Board has reviewed the effectiveness of the system of internal control. In particular, it has reviewed the process for identifying and evaluating the significant risks affecting the business and the policies and procedures by which these risks are managed.

Management are responsible for the identification and evaluation of significant risks applicable to their areas of business together with the design and operation of suitable internal controls. As part of this identification process, management have identified a number of risks which could materially adversely affect the business financial condition or results of operations. These are detailed on pages 4 to 7. These risks are assessed on a continual basis.

A process of hierarchical reporting has been established which provides for a documented and auditable trail of accountability. These procedures are relevant across Group operations and provide for successive assurances to be given at increasingly higher levels of management and, finally, to the Board. The executive Directors report to the Board significant changes in the business and external environment which affect the significant risks identified. The Company has a comprehensive process for reporting financial information to the Board. The Chief Financial Officer provides the Board with quarterly financial information which includes key performance indicators. Where areas for improvement in the system are identified, the Board considers the recommendations made by the Audit Committee.

Compliance statement

The Board confirms that the Company has complied with the relevant principles of the 2008 Combined Code during the year ended 31 December 2009 and to the date of this report, except for:

●	A formal policy for regular evaluation of the Board Committees, individual Directors and the Chairman, which has yet to be put in place,

●	Non-Executive Directors are in receipt of share options which has been deemed appropriate by the board, and

●	Directors with more than 9 years service are not subject to annual re-election.

The Board considers Thomas Lynch to be independent despite having served as a non-Executive Director for more than 9 years. In making this decision, the Board took into account that the 2008 Combined Code provides that a director having more than 9 years service is relevant in deciding whether a director is independent. However, despite having more than 9 years service, the Board is satisfied that Thomas Lynch is independent for the purposes of the 2008 Combined Code as he is independent in character and judgement and there are no relationships or circumstances which are likely to affect, or could appear to affect, his judgement as an independent non-Executive Director.

Going concern

The Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operation for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Post balance sheet events

Details of post balance sheet events are set out in note 30 to the financial statements.

Books of account

The Directors believe that they have complied with the requirements of Section 202 of the Companies Act, 1990 with regard to books of account by employing accounting personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of the Company are maintained at the registered office.

Auditors

In accordance with Section 160(2) of the Companies Act, 1963, the auditors, KPMG, Chartered Accountants, will continue in office.

On behalf of the Board

Thomas Lynch	Peter Gray
Director	Director

Report on Directors’ Remuneration

Composition and terms of reference of the Compensation and Organisation Committee

During 2009, the Compensation and Organisation Committee, (the “Committee”) of the Board comprised Thomas Lynch (Chairman), Edward Roberts, Dr. Bruce Given and Dr. Anthony Murphy. At the Company’s Board meeting on 23 February 2010, the Committee was amended to comprise Dr. Anthony Murphy (Chairman), Dr. Bruce Given and Thomas Lynch. The Committee determines, within agreed terms of reference, the Group’s policy on compensation of executive officers and specific remuneration packages for each of the executive Directors, including pension rights.

Remuneration policy

The Compensation and Organisation Committee seeks to achieve the following goals with the Company’s executive compensation programs: to attract, motivate and retain key executives and to reward executives for value creation. The Committee seeks to foster a performance-oriented environment by ensuring that a significant portion of each executive’s cash and equity compensation is based on the achievement of performance targets that are important to the Company and its shareholders.

The Company’s executive compensation program has three elements: base salary, a bonus plan and equity incentives in the form of stock related awards granted under the Company’s equity incentive plans. All elements of key executives compensation are determined by the Committee based on the achievement of the Group’s objectives.

Non-Executive Directors’ remuneration

Non-Executive Directors are remunerated by way of Directors’ fees, details of which are disclosed in note 8 to the financial statements. Non-Executive Directors are also eligible for participation in the share option scheme. Non-Executive Directors are not eligible for performance related bonuses and no pension contributions are made on their behalf. The Board of Directors as a whole sets non-Executive remuneration.

Executive Directors’ and Key Executive Officers’ remuneration

Total cash compensation is divided into a base salary portion and a bonus incentive portion. Base salary is established based on peer group and is adjusted based on individual performance and experience. The Committee targets total cash compensation at the peer group median of comparable Irish companies and peer CRO companies, adjusted upward or downward based on individual performance and experience. The Committee believes that the higher the executive’s level of responsibility within the Company, the greater the percentage of the executive’s compensation that should be tied to the Company’s performance. Target bonus incentive for executive officers is up to 80% of base salary.

The Company’s executives are eligible to receive equity incentives, including stock options and restricted share units, granted under the Company’s equity incentive plans. If executives receive equity incentive grants, they are normally approved annually at the first regularly scheduled meeting of the Committee in the fiscal year and awarded at the closing price on the second full day following the release of the Company’s prior year results. Newly hired executives may receive sign-on grants, if approved by the Committee. In addition, the Committee may, in its discretion, issue additional equity incentive awards to executives if the Committee determines such awards are necessary to ensure appropriate incentives are in place. The number of equity awards granted to each participant is determined primarily based on an award range determined by the Committee at the start of each year. The extent of existing options is not generally considered in granting equity awards, except that the Company occasionally grants an initial round of equity awards to newly recruited executives to provide them a stake in the Company’s success from the commencement of their employment. The Company granted equity incentive awards, in the form of share options, to executive officers in its fiscal years ended 31 December 2008 and 2009.

Pensions

All executive officers are eligible to participate in a defined contribution pension plan. The Company’s contributions are generally a fixed percentage of their annual compensation, supplementing contributions by the executive. The Company has the discretion to make additional contributions if deemed appropriate by the Committee. Contributions to this plan are recorded as an expense in the Income Statement.

Transactions with Directors

Transactions with Directors are disclosed in note 29 to the financial statements.

Compensation of Directors

Details of Directors’ remuneration are disclosed in note 8 to the financial statements.

Directors’ and Executive Officers service agreements and letters of engagement

Dr. Bruce Given

Dr. Bruce Given was appointed Chairman of the Board of the Company in January 2010. He has served as a non-Executive Director of the Company since September 2004. The arrangements with Dr. Given provide for the payment to him of annual fees of $316,932 (2009: Directors fees were $66,000) per annum plus reasonable expenses properly incurred in carrying out his duties for the Company. He was previously granted, and held at 30 April 2010, 20,000 ordinary share options at an exercise price ranging from $8.60 to $35.33.

Mr. Peter Gray

Mr. Peter Gray has served as the Chief Executive Officer since November 2002. He served as the Chief Operating Officer of the Company from June 2001 to November 2002 and as an Executive Director since June 1997. The service agreement with Mr. Gray is terminable on 12 months notice by either party. He is entitled to receive a bonus to be agreed by the Committee. He is also entitled to receive a pension contribution, company car and medical insurance cover for himself and his dependants. He has previously been granted, and held at 30 April 2010, 278,000 ordinary share options at exercise prices ranging from $7.00 to $35.33 per share. His service agreement requires him to devote his full time and attention to his duties to the Company excepting certain non-Executive positions authorised by the Board. The agreement includes certain post termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Mr. Ciaran Murray

Mr. Ciaran Murray has served as the Chief Financial Officer since October 2005. The service agreement with Mr. Murray is terminable on 12 months notice by either party. He is entitled to receive a bonus to be agreed by the Committee. He is also entitled to receive a pension contribution, a company car and medical insurance cover for himself and his dependants. He has previously been granted, and held at 30 April 2010, 115,000 ordinary share options at exercise prices ranging from $10.42 to $35.33 per share. His service agreement requires him to devote his full time and attention to his duties to the Company excepting certain non-Executive positions authorised by the Board. The agreement includes certain post termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Dr. John Climax

Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009. He also served as Chief Executive Officer of the Company from June 1990 to October 2002 and as an Executive Director from June 1990 to December 2009. On 31 December 2009, Dr. Climax retired as Chairman of the Board of the Company and his service agreement with the Company (the “Dr. Climax Service Agreement”) ended. Since January 2010, he has held a position as a non-Executive Director of the Company. Dr. Climax is not considered an independent non-Executive Director for the purposes of the 2008 Combined Code.

The Dr. Climax Service Agreement provided for a bonus, a pension contribution, a twelve month notice period, two company cars and medical insurance cover for himself and his dependants. At 30 April 2010, Dr. Climax held 126,000 ordinary share options at exercise prices ranging from $7.00 to $35.33 per share.

The arrangements relating to Dr. Climax’s retirement were set out in an agreement entered into between the Company and Dr. Climax in December 2009 (the “December Agreement”). Pursuant to the December Agreement, Dr. Climax received, having regard to the Dr. Climax Service Agreement (which terminated pursuant to the December agreement), a payment of €830,000 ($1,200,620) and a pension contribution of €170,000 ($252,620).

In addition, and also pursuant to the December Agreement, he received an ex-gratia pension contribution for past service of €220,308 ($327,378), the acceleration of vesting of unvested share options and the transfer of two company cars. The payments and contributions set out in this paragraph are included in the amounts listed for Dr. Climax in the Summary Compensation Table – Year Ended 31 December 2009 on page 54.

The Company has also entered a three year agreement with Rotrua Limited, a company controlled by Dr. Climax, for the provision of consultancy services at an agreed fee of €262,500 ($375,795) per annum. Pursuant to the consultancy agreement, Dr. Climax also agreed to certain restrictions that will apply to him after the termination of the consultancy agreement including non-disclosure, non-competition and non-solicitation. The Consultancy agreement provides that the Company will provide, during the term of the agreement, permanent disability and life insurance cover for Dr. Climax and medical insurance cover for himself and his dependants.

Dr. Ronan Lambe

Dr. Ronan Lambe, one of the Company’s co-founders, served as Chairman of the Board of the Company from June 1990 to November 2002 and is currently a non-Executive Director of the Company. The arrangements with Dr. Lambe provide for the payment to him of Director fees of $51,750 per annum (2009: $48,000) plus reasonable expenses properly incurred in carrying out his duties for the Company. He has previously been granted, and held at 30 April 2010, 28,000 ordinary share options at exercise prices ranging from $7.00 to $35.33 per share. Dr. Lambe is not considered an independent non-Executive Director for the purposes of the 2008 Combined Code.

Mr. Thomas Lynch

Mr. Thomas Lynch has served as a non-Executive Director of the Company since January 1996. The arrangements with Mr. Lynch provide for the payment to him of Director Fees of $78,000 per annum (2009: $78,000) plus reasonable expenses properly incurred in carrying out his duties for the Company. He has previously been granted, and held at 30 April 2010, 19,200 ordinary share options at exercise prices ranging from $7.00 to $35.33 per share. Mr. Lynch is considered independent by the Board for the purposes of the 2008 Combined Code.

Professor Dermot Kelleher

Professor Dermot Kelleher has served as a non-Executive Director of the Company since May 2008. The arrangements with Professor Kelleher, provide for the payment to him of Director Fees of $68,000 per annum (2009: $51,750). He has previously been granted, and held at 30 April 2010, 10,000 ordinary share options at an exercise price ranging from $22.26 to $36.04. Professor Kelleher is considered independent by the Board for the purposes of the 2008 Combined Code.

Dr. Anthony Murphy

Dr. Anthony Murphy has served as a non-Executive Director of the Company since April 2009. The arrangements with Dr. Murphy, provide for the payment to him of Directors fees of $73,000 per annum (2009: $41,750). He has previously been granted, and held at 30 April 2010, 5,000 ordinary share options at an exercise prices ranging from $15.84 to $24.46. Dr. Murphy is considered independent by the Board for the purposes of the 2008 Combined Code.

Mr. Declan McKeon

Mr. Declan McKeon has served as a non-Executive Director of the Company since April 2010. The arrangements with Mr. McKeon, provide for the payment to him of Directors fees of $53,000 per annum. Mr. McKeon is considered independent by the Board for the purposes of the 2008 Combined Code.

Directors’ and secretary’s interests in shares and share options

Directors and employees participate in the share option scheme. Grants of share options are at the market price of the Company’s shares on the date of grant. The Directors and Secretary who held office at 31 December 2009 had the following interests, all of which were beneficial, other than as stated, in the shares and share options of the Company or other Group companies at those dates:

		Interest at 30 April 2010		Interest at 31 December 2009		Interest at 31 December 2008
Name of Director	Name of company and description of shares	Number of shares	Options	Number of shares	Options	Number of shares	Options

Dr. Bruce Given	ICON plc
	Ordinary Shares €0.06	500	20,000	-	16,000	-	14,000

Peter Gray	ICON plc
	Ordinary Shares €0.06	396,288	278,000	396,288	128,000	444,288	98,000
	Holmrook Limited
	“C” Ordinary Shares €0.126974	1,000	-	1,000	-	1,000	-

Ciaran Murray	ICON plc
	Ordinary Shares €0.06	-	115,000	-	125,000	-	108,000
	Holmrook Limited
	“H” Ordinary Shares €0.0126973	10,000	-	10,000	-	10,000	-

Dr. John Climax	ICON plc
	Ordinary Shares €0.06	1,607,568	126,000	3,107,568	124,000	3,107,568	94,000
	Holmrook Limited
	“A” Ordinary Shares €0.634869	200	-	200	-	200	-

Dr. Ronan Lambe	ICON plc
	Ordinary Shares €0.06	54,380	28,000	54,380	26,000	725,380	36,000
	Holmrook Limited
	“B” Ordinary Shares €0.317435	400	-	400	-	400	-

Edward Roberts	ICON plc
	Ordinary Shares €0.06	16,004	20,000	16,004	18,000	16,004	16,000

Thomas Lynch	ICON plc
	Ordinary Shares €0.06	4	19,200	4	17,200	4	15,200

Prof. Dermot Kelleher	ICON plc
	Ordinary Shares €0.06	-	10,000	-	8,000	-	6,000

Dr. Anthony Murphy	ICON plc
	Ordinary Shares €0.06	200	5,000	-	3,000	-	-

Further details regarding the above options at 31 December 2009 are as follows:

ICON plc	Options	Exercise price	Grant date	Expiry date
Bruce Given	4,000 4,000 4,000 2,000 2,000	$8.60 $11.00 $21.25 $35.33 $22.26	24 February 2005 3 February 2006 16 February 2007 26 February 2008 25 February 2009	24 February 2013 3 February 2014 16 February 2015 26 February 2016 25 February 2017
Peter Gray	20,000 20,000 12,000 12,000 14,000 50,000	$7.00 $8.88 $11.00 $21.25 $35.33 $15.84	21 January 2003 4 February 2004 3 February 2006 16 February 2007 26 February 2008 30 April 2009	21 January 2011 4 February 2012 3 February 2014 16 February 2015 26 February 2016 30 April 2017
Ciaran Murray	60,000 18,000 16,000 14,000 17,000	$10.42 $11.00 $21.25 $35.33 $22.26	17 January 2006 3 February 2006 16 February 2007 26 February 2008 25 February 2009	17 January 2014 3 February 2014 16 February 2015 26 February 2016 25 February 2017
John Climax	20,000 20,000 12,000 12,000 10,000 50,000	$7.00 $8.88 $11.00 $21.25 $35.33 $15.84	21 January 2003 4 February 2004 3 February 2006 16 February 2007 26 February 2008 30 April 2009	21 January 2011 4 February 2012 3 February 2014 16 February 2015 26 February 2016 30 April 2017
Ronan Lambe	6,000 6,000 4,000 4,000 2,000 2,000 2,000	$7.00 $8.88 $8.60 $11.00 $21.25 $35.33 $22.26	21 January 2003 4 February 2004 24 February 2005 3 February 2006 16 February 2007 26 February 2008 25 February 2009	21 January 2011 4 February 2012 24 February 2013 3 February 2014 16 February 2015 26 February 2016 25 February 2017
Edward Roberts	2,000 4,000 4,000 4,000 2,000 2,000	$8.88 $8.60 $11.00 $21.25 $35.33 $22.26	4 February 2004 24 February 2005 3 February 2006 16 February 2007 26 February 2008 25 February 2009	4 February 2012 24 February 2013 3 February 2014 16 February 2015 26 February 2016 25 February 2017
Thomas Lynch	1,200 2,400 2,400 3,200 4,000 2,000 2,000	$7.00 $8.88 $8.60 $11.00 $21.25 $35.33 $22.26	21 January 2003 4 February 2004 24 February 2005 3 February 2006 16 February 2007 26 February 2008 25 February 2009	21 January 2011 4 February 2012 24 February 2013 3 February 2014 16 February 2015 26 February 2016 25 February 2017
Prof. Dermot Kelleher	6,000 2,000	$36.04 $22.26	27 May 2008 25 February 2009	27 May 2016 25 February 2017
Dr. Anthony Murphy	3,000	$15.84	30 April 2009	30 April 2017

On 9 November 2009, Dr. John Climax exercised options to acquire 20,000 ordinary shares at an exercise price of $7.25 per share. On the same day Dr. Climax sold 20,000 ordinary shares at an average price of $24.23 per share. During the period from 4 to 11 March Dr. Climax sold 1,500,000 ordinary shares at an average price of $24.36 per share.

On 9 November 2009, Mr. Peter Gray exercised options to acquire 20,000 ordinary shares at an exercise price of $7.25 per share. On the same day Mr. Gray sold 68,000 ordinary shares at an average price of $24.27 per share.

On 20 November 2009, Dr. Ronan Lambe exercised options to acquire 20,000 ordinary shares at an exercise price of $7.25 per share. On the same day Dr. Lambe sold 612,000 ordinary shares at an average price of $22.59 per share.

On 5 March 2010, Dr. Bruce Given purchased 500 ordinary shares at an average price of $24.67 per share.

On 8 March 2010, Mr. Ciaran Murray exercised options to acquire 40,000 ordinary shares at an average exercise price of $10.42 per share. On the same day Mr. Murray sold 40,000 ordinary shares at an average price of $24.25 per share.

On 10 March 2010, Dr. Anthony Murphy purchased 200 ordinary shares at an average price of $23.87 per share.

The share price during the year ended 31 December 2009 moved in the range of $12.17 to $26.85 (year ended 31 December 2008: in the range of $15.97 to $44.00). The share price at 31 December 2009 was $21.73 (at 31 December 2008 $19.69).

On behalf of the Compensation Committee

Thomas Lynch

Directors’ Responsibilities Statement

Directors’ Responsibilities Statement in respect of the Annual Report and the Financial Statements

The Directors are responsible for preparing the Annual Report and the Consolidated and Company financial statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and Company financial statements for each financial year. Under that law the directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU and have elected to prepare the Company financial statements in accordance with IFRSs as adopted by the EU and as applied in accordance with the Companies Acts 1963 to 2009.

The Group and Company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and performance of the Group and Company. The Companies Acts 1963 to 2009 provide in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the Group and Company financial statements, the directors are required to:

●	select suitable accounting policies and then apply them consistently;

●	make judgments and estimates that are reasonable and prudent;

●	state that the financial statements comply with the IFRSs as adopted by the EU, and in the case of the Company, as applied in accordance with the Companies Acts 1963 to 2009; and

●	prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group and Company will continue in business.

Under applicable law and the requirements of the Listing Rules issued by the Irish Stock Exchange, the Directors are also responsible for preparing a Directors’ Report and reports relating to directors’ remuneration and corporate governance that comply with the law and those Rules. In particular, in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 (the Transparency Regulations), the directors are required to include in their report a fair review of the business and a description of the principal risks and uncertainties facing the Group and the Company and a responsibility statement relating to these and other matters, included below.

The Directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Acts 1963 to 2009 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the Group and Company and to prevent and detect fraud and other irregularities.

Under applicable law and the requirements of the Listing Rules issued by the Irish Stock Exchange regulations, the directors are also responsible for preparing a Directors’ Report and reports relating to directors’ remuneration and corporate governance that comply with that law and those Rules.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Responsibility Statement, in accordance with the Transparency Regulations

Each of the directors, whose names and functions are listed on page 2 confirm that, to the best of each person’s knowledge and belief:

●
the Group financial statements, prepared in accordance with IFRSs as adopted by the EU, give a true and fair view of the assets, liabilities and financial position of the Group at 31 December 2009 and its profit for the year then ended;

●
the Company financial statements, prepared in accordance with IFRSs as adopted by the EU and as applied in accordance with the Companies Acts 1963 to 2009, give a true and fair view of the assets, liabilities and financial position of the Company at 31 December 2009; and

●
the directors’ report contained in the Annual Report includes a fair view of the development and performance of the business and the position of the Group and Company, together with a description of the principal risks and uncertainties that they face.

On behalf of the board

Thomas Lynch	Peter Gray
Director	Director

Independent Auditor’s Report to the Members of ICON plc

We have audited the Group and Company financial statements (the ‘‘financial statements’’) of ICON plc for the year ended 31 December 2009 which comprise of the Consolidated Income Statement, the Consolidated and Company Balance Sheets, the Consolidated and Company Cash Flow Statements, the Consolidated and Company Statements of Recognised Income and Expense and the related notes (notes 1 to 33). These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company’s members, as a body, in accordance with section 193 of the Companies Act 1990. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors’ responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU and, in the case of the Company as applied in accordance with Company Acts 1963 to 2009, are set out in the Statement of Directors’ Responsibilities on pages 21 and 22.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with IFRSs as adopted by the EU, and have been properly prepared in accordance with the Companies Acts 1963 to 2009 and, in the case of the Consolidated financial statements, Article 4 of the IAS Regulation. We also report to you our opinion as to: whether proper books of account have been kept by the Company; whether at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the Company; and whether the information given in the Directors’ Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit, and whether the Company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding Directors’ remuneration and Directors’ transactions is not disclosed and, where practicable, include such information in our report.

We review whether the Corporate Governance Statement reflects the Company’s compliance with the nine provisions of the 2008 Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the Directors’ statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors’ Report and the Report on Directors’ Remuneration. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements.

It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s and Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

●
the Consolidated financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group’s affairs as at 31 December 2009 and of its profit for the year then ended;

●
the Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU and as applied in accordance with the provisions of the Companies Acts 1963 to 2009, of the state of the Company’s affairs as at 31 December 2009;

●	the Consolidated financial statements have been properly prepared in accordance with the Companies Acts 1963 to 2009 and Article 4 of the IAS Regulation; and

●	the Company financial statements have been properly prepared in accordance with the Companies Acts 1963 to 2009.

Other Matters

We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the Company. The Company balance sheet is in agreement with the books of account.

In our opinion the information given in the Directors’ report is consistent with the financial statements.

The net assets of the Company, as stated in the Company balance sheet, are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2009 a financial situation which under Section 40 (1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the Company.

KPMG

Chartered Accountants
Registered Auditor
Dublin, Ireland
30 April 2010

Statement of Accounting Policies

Basis of preparation

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group’s financial statements.

The Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) that are adopted by the European Union (EU) that are effective at 31 December 2009. The Directors have elected to prepare the Company financial statements in accordance with IFRS as adopted by the EU and as applied in accordance with the Companies Acts 1963 to 2009. The Group adopted the amendment to IAS 1 Presentation of Financial Statements – A Revised Presentation during 2009. This amendment sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revised standard aims to improve users’ ability to analyse and compare information given in financial statements. The revised standard prohibits the presentation of items of income and expenses (that is, non-owner changes in equity) in the statement of changes in equity, requiring non-owner changes in equity to be presented separately from owner changes in equity in a statement of comprehensive income. As a result, the Group presents in the consolidated statements of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in a performance statement. The Group have elected to present non-owner changes in equity in two separate performance statements: the Consolidated Income Statement and the Consolidated Statement of Recognised Income and Expense. The adoption of the amendment did not impact on our financial position or results from operations.

These Group and Company financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($‘000), except where otherwise indicated, being the reporting currency of the Group. They are prepared on the historical cost basis, except for the measurement at fair value on date of grant of share options. The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and other factors believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. These estimates and judgments are reviewed on an ongoing basis. Actual results may differ from those estimates. Accounting policies are applied consistently with the prior year.

Statement of compliance

The Consolidated financial statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as adopted by the European Union (“EU IFRS”), and the individual financial statements of the Company (“Company Financial Statements”) have been prepared and approved by the Directors in accordance with EU IFRSs as applied in accordance with the Companies Acts 1963 to 2009. In accordance with Companies Acts 1963 to 2009, a company that publishes its Consolidated and Company financial statements together, can take advantage of the exemption in Section 148(8) of the Companies Act 1963 from presenting to its members a Company income statement and related notes that form part of the approved Company financial statements.

The International Accounting Standards Board and the International Financial Reporting Interpretations Committee (“IFRIC”) have issued the following standards and interpretations which have not yet been adopted by the Company or Group:

●	IFRS 9 Financial Instruments (effective 1 January 2013)

●	Amendment to IFRS 2 Share-based Payment – “Group Cash-settled share-based payment transactions” (effective 1 January 2010)

●	Amendment to IAS 24 Related Party Disclosures (effective 1 January 2011)

●	Amendment to IAS 27 Consolidated and Separate Financial Statements (effective 1 July 2009)

●	Amendment to IAS 32 Financial Instruments:– “Classification of Rights Issues” (effective 1 February 2010) *

Statement of compliance (continued)

●	Amendments to IAS 39 Financial Instrument: Recognition and Measurements and IFRS 7 Financial Instrument: Disclosure (effective 1 July 2008)*

●	Amendments to IAS 39 Financial Instrument: Recognition and Measurements (effective 1 July 2009)

●	IFRIC Interpretation 14 Prepayments of a Minimum Funding Requirement (effective 1 January 2012)

●	IFRIC Interpretation 19 Extinguishing Financial Liabilities with Equity Instruments (effective 1 July 2010)

●	Improvements to IFRS (effective 1 January 2010) *

* Endorsed by the EU

The Group does not anticipate that the adoption of most of these standards and interpretations will have a material effect on its financial statements on initial adoption.

Basis of consolidation

The Group financial statements consolidate the financial statements of ICON plc and its subsidiaries. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain economic benefits from its activities. Financial statements of subsidiaries are prepared for the same reporting year as the Company and where necessary, adjustments are made to the results of subsidiaries to bring their accounting policies into line with those used by the Group. The Group will continue to prepare the statutory, individual financial statements of subsidiary companies under GAAP applicable in their country of incorporation but adjustments have been made to the results and financial position of such companies to bring their accounting policies into line with those of the Group.

All inter-company balances and transactions, including unrealised profits arising from inter-group transactions, have been eliminated in full. Unrealised losses are eliminated in the same manner as unrealised gains except to the extent that there is evidence of impairment.

Foreign currency translation

The presentation currency of the Group and Company is US dollars ($). The functional currency of the Company is Euros. The Company financial statements have been presented in US dollars as a large number of the Company’s investors are domiciled in the United States. Results and cash flows of non-dollar denominated undertakings are translated into dollars at the actual exchange rates at the transaction dates or average exchange rates for the year where this is a reasonable approximation. The related balance sheets are translated at the rates of exchange ruling at the balance sheet date. Goodwill and fair value adjustments arising on acquisition of a foreign operation are regarded as assets and liabilities of the foreign operation, are expressed in the functional currency of the foreign operation and are recorded at the exchange rate at the date of the transaction and subsequently retranslated at the applicable closing rates. Adjustments arising on translation of the results of non-dollar undertakings at average rates, and on the restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity.

Transactions in currencies different to the functional currencies of operations are recorded at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the functional currency at the rate of exchange at the balance sheet date. All translation differences are taken to the income statement. In addition long term intercompany balances where repayment is not foreseen are treated as part of the net investment and exchange difference are included in the Statement of Recognised Income and Expense.

Foreign currency translation (continued)

The principal exchange rates used for the translation of results, cash flows and balance sheets into US dollars were as follows:

	Average		Year end
	Year to 31 December 2009	Year to 31 December 2008	31 December 2009	31 December 2008

Euro 1:$	1.39520	1.47688	1.43160	1.39800
Pound Sterling 1:$	1.56763	1.88552	1.61540	1.46280

On disposal of a foreign operation, accumulated currency translation differences, together with any exchange differences on foreign currency borrowings that provide a hedge of the net investment are recognised in the income statement as part of the overall gain or loss on disposal; the cumulative currency translation differences arising prior to the transition date have been set to zero for the purposes of ascertaining the gain or loss on disposal of a foreign operation subsequent to 1 June 2004.

Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and any provisions for impairment losses.

Depreciation is calculated to write off the original cost of property, plant and equipment less its estimated residual value over its expected useful lives on a straight line basis. The estimated useful lives applied in determining the charge to depreciation are as follows:

Years

Buildings	40
Computer Equipment	4
Office furniture and fixtures	8
Laboratory equipment	5
Motor vehicles	5

Leasehold improvements are amortised using the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter.

Residual values and useful lives of property, plant and equipment are reviewed and adjusted if appropriate at each balance sheet date. Assets acquired under finance leases are depreciated over the shorter of their useful economic life and the lease term.

On disposal of property, plant and equipment the cost and related accumulated depreciation and impairments are removed from the financial statements and the net amount, less any proceeds, is taken to the income statement.

The carrying amounts of the Group’s property, plant and equipment are reviewed at each balance sheet date to determine whether there is any indication of impairment. Where such an indicator exists an impairment review is carried out. An impairment loss is recognised whenever the carrying amount of an asset or its cash generation unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset is recorded at a revalued amount in which case it is firstly dealt with through the revaluation reserve with any residual amount being transferred to the income statement.

Subsequent costs are included in an asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the replaced item can be measured reliably. All other repair and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Leased Assets – as lessee

Finance leases, which transfer to the Group substantially all the risks and benefits of ownership of the leased asset, are capitalised at the inception of the lease at the fair value of the leased asset or if lower the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between the finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the income statement as part of finance costs.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term. Lease incentives are recognised over the term of the lease as an integral part of the total lease expense.

Investments in subsidiaries - company

Investments in subsidiary undertakings are stated at cost less provision for impairment in the Company’s balance sheet. Loans to subsidiary undertakings are initially recorded at fair value in the Company balance sheet and subsequently at amortised cost using an effective interest rate methodology.

Business combinations

The cost of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued in exchange for control together with any directly attributable costs. Where a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of the estimated adjustment is included in the cost at the acquisition date if the adjustment can be reliably measured. Any changes to this estimate in subsequent periods are reflected in goodwill.

The assets, liabilities and contingent liabilities of businesses acquired are measured at their fair values at the date of acquisition. In the case of a business combination which is completed in stages, the fair values of the identifiable assets, liabilities and contingent liabilities are determined at the date of each exchange transaction. When the initial accounting for a business combination is determined provisionally, any subsequent adjustments to the provisional values allocated to the identifiable assets, liabilities and contingent liabilities are made within twelve months of the acquisition date and presented as adjustments to the original acquisition accounting.

The interest of minority shareholders is stated at the minority’s proportion of the fair values of the assets and liabilities recognised, excluding goodwill, together with the share of income and expenses attributable to the interests they hold. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of the Group’s share of net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on the acquisition of subsidiaries is included in ‘intangible assets – goodwill and other’.

At the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination’s synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the proportion of the cash-generating unit retained.

Goodwill (continued)

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill relating to acquisitions post 1 June 2001 and the deemed cost of goodwill carried in the balance sheet at 1 June 2001 is not amortised. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Impairment of non financial assets

The carrying amounts of the Group’s assets, other than deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. An estimate of the recoverable amount of goodwill is carried out at each balance sheet date.

An impairment loss is recognised in the income statement whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash generating units and then, to reduce the carrying amount of other assets in the unit on a pro rata basis.

The recoverable value of assets, other than receivables carried at amortised cost and short-term receivables, is the greater of their net selling price and value in use. Value in use is assessed by discounting estimated future cash flows of the asset to their present value or discounting the estimated future cash flows of the cash generating unit where the asset does not generate independent cash flows. Estimated cash flows are discounted using a pre tax discount rate reflecting current market estimates of the time value of money and the risks specific to the asset.

The recoverable amount of receivables carried at amortised cost is calculated by discounting the present value of estimated future cash flows of the asset to their present value, discounted at the original effective interest rate. Receivables with a short duration of less than six months are not discounted.

Impairment losses in respect of receivables carried at amortised cost are reversed if subsequent increases in the recoverable amount of the asset can be related objectively to an event occurring after the impairment loss was recognised.

Impairment losses in respect of other assets, other than goodwill, are reversed if there has been a change in the estimates used to determine recoverable amount. Impairment losses are reversed only to the extent that the carrying amount of the asset does not exceed the carrying value that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Impairment losses in respect of goodwill are not reversed.

Intangible assets

Other intangible assets are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to the income statement on a straight line basis over the estimated useful lives of intangible assets, currently estimated as follows:

Years

Computer software	4-8
Customer relationships	3-11
Volunteer list	6
Order backlog	3

Inventories

Inventories, which comprise laboratory inventories, are stated at the lower of cost and net realisable value. Cost in the case of raw materials comprises the purchase price and attributable costs, less trade discounts. Cost in the case of work in progress and finished goods, comprises fixed labour, raw material costs and attributable overheads. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses.

Trade and other receivables

Trade and other receivables, which generally have 30 to 90 day terms, are initially measured at fair value and are thereafter measured at amortised cost using the effective interest rate method less any provision for impairment. A provision for impairment of trade receivables is recognised when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Impairment losses, and any subsequent recovery of such losses, are recognised in the income statement within ‘other operating expenses’.

Current asset investments – available for sale

Financial instruments held are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the statement of recognised income and expense. The fair value of financial instruments classified as available-for-sale is their market price at the balance sheet date.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and are stated at cost, which approximates market value.

Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

Government grants

Government grants received that compensate the Group for the cost of an asset are recognised in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the Group will comply with the conditions attaching to it. Such grants are recognised in the income statement on a systematic basis over the useful economic life of the asset.

Grants that compensate the Group for expenses incurred are recognised in the income statement on a systematic basis in the same periods in which the expenses are incurred provided that the Group meets all the conditions for receipt of the grant.

Under grant agreements amounts received may become repayable in full or in part should certain circumstances specified within the grant agreements occur, including downsizing by the Group, disposing of the related assets, ceasing to carry on its business or the appointment of a receiver over any of its assets. The Group has not recognised any such loss contingency having assessed as remote the likelihood of these events arising.

Interest bearing loans and borrowings

Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Provisions

A provision is recognised in the balance sheet when the Group has a present or legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new share or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company’s share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

Employee benefits

(a) Pension and other post-employment benefits

Certain companies within the Group operate defined contribution pension plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. Contributions to defined contribution pension plans are expensed as incurred.

The Company operates a defined benefit pension plan for certain of its United Kingdom employees through a subsidiary. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

Obligations for contributions to defined benefit contribution pension plans are recognised as an expense in the income statement as service is received from the relevant employees.

The Group’s net obligation in respect of the defined benefit pension plan is calculated separately by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of plan assets deducted. The discount rate used is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating to the terms of the Group’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. Returns on the scheme assets are recorded in the finance income line in the consolidated income statement while interest on the scheme liabilities are recorded in the finance expense line. When benefits of a plan are improved, the portion of the increased benefit relating to the past service by employees is recognised as an expense in the income statement on a straight line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

Employee benefits (continued)

(a) Pension and other post-employment benefits

All actuarial gains and losses as at 1 June 2004, the date of transition to IFRSs, were recognised and adjusted against retained earnings. Actuarial gains and losses arising after this date are recognised immediately in the Statement of Recognised Income and Expenditure.

(b) Share-based payments

Share-based payments comprise options to acquire ordinary shares in the Company and restricted share units granted to the Directors and other employees of the Group based on service and non-market performance conditions such as term of employment and individual performance. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the Directors and other employees become unconditionally entitled to the options. The fair value of options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. The total amount to be expensed is determined by reference to the fair value of the options granted, excluding the impact of any non-market service and performance vesting conditions (for example profitability, sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

Revenue recognition

The Group primarily earns revenues by providing clinical research services to its customers. Clinical research services include clinical trials management, biometric activities, imaging consulting, laboratory services and contract staffing. Contracts range in duration from a number of months to several years.

Clinical trials management revenue is recognised on a proportional performance method. Depending on the contractual terms, revenue is either recognised on the percentage of completion method, based on the relationship between hours incurred and the total estimated hours of the trial, or on the unit of delivery method. Biometrics revenue is recognised on a fee-for-service method on the basis of the number of units completed in a period as a percentage of the total number of contracted units. Imaging revenue is recognised on a fee-for- service basis. Consulting revenue is recognised on a fee-for-service basis as the related service is performed. Laboratory service revenue is recognised on a fee-for-service basis. Contract staffing revenue is recognised on a fee-for-service basis, over the time the related service is performed, or in the case of permanent placement, once the candidate has been placed with the client. The Company accounts for laboratory service contracts as multiple element arrangements, with contractual elements comprising laboratory kits and laboratory testing, each of which can be sold separately. Fair values for contractual elements are determined by reference to objective and reliable evidence of their fair values. Non-refundable set-up fees are allocated as additional consideration to the contractual elements based on the proportionate fair values of each of these elements. Revenues for contractual elements are recognised on the basis of the number of deliverable units completed in the period.

Contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, volume of services or conditions of the contract. Renegotiated amounts are recognised as revenue by revision to the total contract value arising as a result of an authorised customer change order. Provisions for losses to be incurred on contracts are recognised in full in the period in which it is determined that a loss will result from performance of the contractual arrangement.

The difference between the amount of revenue recognised and the amount billed on a particular contract is included in the balance sheet as unbilled revenue. Normally, amounts become billable upon the achievement of certain milestones, in accordance with pre-agreed payment schedules included in the contract or on submission of appropriate billing detail. Such cash payments are not representative of revenue earned on the contract as revenues are recognised over the period in which the specified contractual obligations are fulfilled. Amounts included in unbilled revenue are expected to be collected within one year and are included within current assets. Advance billings to customers, for which revenue has not been recognised, are recognised as payments on account within current liabilities.

Revenue recognition (continued)

In the event of contract termination, if the value of work performed and recognised as revenue is greater than aggregate milestone billings at the date of termination, cancellation clauses ensure that the Company is paid for all work performed to the termination date.

Reimbursable expenses

Reimbursable expenses comprise investigator payments and certain other costs which are reimbursed by clients under terms specific to each contract and are deducted from gross revenue in arriving at revenue. Investigator payments are accrued based on patient enrolment over the life of the contract. Investigator payments are made based on predetermined contractual arrangements, which may differ from the accrual of the expense.

Direct costs

Direct costs consist of compensation and associated employee benefits for project-related employees and other direct project related costs.

Research and development credits

Research and development credits that are provided under the income tax law of the jurisdictions in which the Group operates generally are recognised as a reduction of income tax expense.  However, certain tax jurisdictions provide refundable credits that are not dependent on the Group’s ongoing tax status or tax position.  In these circumstances the benefit of these credits is not recorded as a reduction to income tax expense, but rather as a reduction of the operating expenditure to which the credits relate.

Financing expense

Financing expense comprises interest payable on borrowings calculated using the effective interest rate method, finance charges on finance leases, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement.

Financing income

Interest income is recognised in the income statement as it accrues, using the effective interest rate method and includes interest receivable on funds invested.

Income tax

The tax expense in the income statement represents the sum of the tax currently payable and deferred tax.

Tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or deductible. The Group’s liability for current tax is calculated using rates that have been enacted or substantially enacted at the balance sheet date.

Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity.

Deferred income tax is provided, using the liability method, on all differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes except those arising from non-deductible goodwill or on initial recognition of an asset or liability which affects neither accounting nor taxable profit. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is expected to be realised or the liability to be settled.

Income tax (continued)

Deferred tax assets are recognised for all deductible differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit would be available to allow all or part of the deferred income tax asset to be utilised.

Earnings per ordinary share

Basic earnings per share is computed by dividing the net profit for the financial period attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares in issue that ranked for dividend during the financial period.

Diluted earnings per share is computed by dividing the profit for the financial period attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares in issue after adjusting for the effects of all potential dilutive ordinary shares that were outstanding during the financial period.

Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. As of 1 January 2009 the Group determines and presents operating segments based on the information that internally is provided to the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), who together are considered the Group’s chief operating decision maker. This change in accounting policy is due to the adoption of IFRS 8 Operating Segments. An operating segment’s operating results are reviewed regularly by the CEO and CFO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO and CFO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

Consolidated Income Statement

for the year ended 31 December 2009

	Note	Year ended 31 December 2009 $’000	Year ended 31 December 2008 $’000

Gross revenue		1,258,227	1,209,451
Reimbursable expenses		(370,615)	(344,203)
Revenue	1	887,612	865,248

Direct costs		(508,462)	(490,667)
Other operating expenses		(262,153)	(289,006)
One-time net charges	7	(8,808)	-
Operating profit		108,189	85,575

Financing income	3	1,492	4,004
Financing expense	4	(5,762)	(4,959)

Profit before taxation	2	103,919	84,620
Income tax expense	5	(11,211)	(19,944)

Profit for the year		92,708	64,676

Attributable to:
Equity holders of the Company	24	92,708	64,483
Minority interest		-	193

Profit for the year		92,708	64,676

Earnings per ordinary share
Basic	6	1.58	1.11
Diluted	6	1.54	1.06

On behalf of the Board

Thomas Lynch	Peter Gray
Director	Director

Consolidated Statement of Recognised Income and Expense

for the year ended 31 December 2009

	Note	Year ended 31 December 2009 $’000	Year ended 31 December 2008 $’000
Items of income and expense recognised directly in equity

Currency translation differences	24	10,048	(18,016)

Deferred tax movement on unexercised options	5	611	(8,871)

Tax benefit excess on exercised options		487	4,060

Actuarial loss recognised on defined benefit pension scheme	9	(619)	(955)

Net income/(loss) recognised directly in equity		10,527	(23,782)

Profit for the financial year		92,708	64,676

Total recognised income and expense for the year		103,235	40,894

Attributable to:
Equity holders of the Company		103,235	40,701
Minority interests		-	193

Total recognised income and expense for the year		103,235	40,894

On behalf of the Board

Thomas Lynch	Peter Gray
Director	Director

Consolidated Statement of Financial Position

as at 31 December 2009
	Note	31 December 2009 $’000	31 December 2008 $’000
ASSETS
Non-current assets
Property, plant and equipment	11	152,825	150,162
Intangible assets – goodwill and other	12	222,999	215,141
Other non-current assets	14	7,837	6,482
Deferred tax assets	5	7,556	10,223
Total non-current assets		391,217	382,008

Current assets
Inventories	15	3,559	3,357
Accounts receivable	16	191,924	210,535
Unbilled revenue		92,080	141,727
Other current assets	17	24,828	27,868
Current taxes receivable		15,110	10,616
Current asset investments	18	49,227	42,726
Cash and cash equivalents	19	144,801	58,378
Total current assets		521,529	495,207
Total assets		912,746	877,215

EQUITY
Share capital	23	4,965	4,921
Share premium		142,518	138,227
Options reserve		31,017	28,123
Other reserves		7,422	7,422

Foreign currency translation reserve		11,328	1,280
Retained earnings		392,531	294,153
Total equity attributable to equity holders	24	589,781	474,126

LIABILITIES
Non-current liabilities
Deferred government grants and other liabilities	20	4,594	3,266
Bank credit lines and loan facilities	22	-	65,186
Deferred tax liabilities	5	955	6,144
Total non-current liabilities		5,549	74,596

Current liabilities
Accounts payable		12,123	17,505
Payments on account		165,198	121,935
Accrued and other liabilities	20	118,963	129,801
Bank credit lines and loan facilities	22	-	40,193
Current tax payable		21,132	19,059
Total current liabilities		317,416	328,493
Total liabilities		322,965	403,089
Total equity and liabilities		912,746	877,215

On behalf of the Board

Thomas Lynch	Peter Gray
Director	Director

Consolidated Statement of Changes in Equity

for the year ended 31 December 2009

	Number of shares	Share Capital $’000	Share Premium $’000	Options Reserve $’000	Other Reserves $’000	Currency Reserve $’000	Retained Earnings $’000	Total $’000	Minority Interest $’000	Total $’000
Balance at 1 January 2009	58,518,195	4,921	138,227	28,123	7,422	1,280	294,153	474,126	-	474,126
Total comprehensive income for the year:
Profit for the year	-	-	-	-	-	-	92,708	92,708	-	92,708
Other Comprehensive Income:
Deferred tax movement on unexercised options	-	-	-	611	-	-	-	611	-	611
Tax benefit excess on exercise of options	-	-	-	487	-	-	-	487	-	487
Foreign currency translation	-	-	-	-	-	10,048	-	10,048	-	10,048
Employee benefits	-	-	-	-	-		(619)	(619)	-	(619)
Total other comprehensive income	-	-	-	1,098	-	10,048	(619)	10,527	-	10,527
Total comprehensive income for the year				1,098		10,048	92,089	103,235	-	103,235
Transactions with owners, recorded directly in equity
Share-based payment	-	-	-	8,085	-	-	-	8,085	-	8,085
Exercise of share options	489,370	44	4,375	-	-	-	-	4,419	-	4,419
Share issue costs	-	-	(84)	-	-	-	-	(84)	-	(84)
Transfer of exercised and expired share–based awards	-	-	-	(6,289)	-	-	6,289	-	-	-
Total contributions by and distributions to owners	489,370	44	4,291	1,796	-	-	6,289	12,420	-	12,420
Total transactions with owners	489,370	44	4,291	1,796	-	-	6,289	12,420	-	12,420
Balance at 31 December 2009	59,007,565	4,965	142,518	31,017	7,422	11,328	392,531	589,781	-	589,781

Consolidated Statement of Changes in Equity

for the year ended 31 December 2008

	Number of shares	Share Capital $’000	Share Premium $’000	Options Reserve $’000	Other Reserves $’000	Currency Reserve $’000	Retained Earnings $’000	Total $’000	Minority Interest $’000	Total $’000
Balance at 1 January 2008	28,835,244	2,127	132,643	33,347	7,422	19,296	221,560	416,395	1,309	417,704
Total comprehensive income for the year:
Profit for the year	-	-	-	-	-	-	64,483	64,483	193	64,676
Other Comprehensive Income:
Deferred tax movement on unexercised options	-	-	-	(8,871)		-	-	(8,871)	-	(8,871)
Tax benefit excess on exercise of options	-	-	-	4,060	-	-	-	4,060	-	4,060
Foreign currency translation	-	-	-	-	-	(27,606)	-	(27,606)	-	(27,606)
Employee benefits	-	-	-	-	-		(955)	(955)	-	(955)
Foreign exchange on long term loans settled	-	-	-	-	-	9,590	-	9,590	-	9,590
Total other comprehensive income	-	-	-	(4,811)	-	(18,016)	(955)	(23,782)	-	(23,782)
Total comprehensive income for the year	-	-	-	(4,811)	-	(18,016)	63,528	40,701	193	40,894
Transactions with owners, recorded directly in equity
Share-based payment	-	-	-	8,652	-	-	-	8,652	-	8,652
Exercise of share options pre bonus issue	382,118	35	7,188	-	-	-	-	7,223	-	7,223
Bonus issue	29,217,362	2,752	(2,752)	-	-	-	-	-	-	-
Exercise of share options post bonus issue	83,471	7	1,286	-	-	-	-	1,293	-	1,293
Share issue costs	-	-	(138)	-	-	-	-	(138)	-	(138)
Transfer of exercised and expired share–based awards	-	-	-	(9,065)	-	-	9,065	-	-	-
Minority Interest acquired	-	-	-	-	-	-	-	-	(1,502)	(1,502)
Total contributions by and distributions to owners	29,682,951	2,794	5,584	(413)	-	-	9,065	17,030	(1,502)	15,528
Total transactions with owners	29,682,951	2,794	5,584	(413)	-	-	9,065	17,030	(1,502)	15,528
Balance at 31 December 2008	58,518,195	4,921	138,227	28,123	7,422	1,280	294,153	474,126	-	474,126

Further details of the reserves above are set up in note 24

Consolidated Statement of Cash Flows

for the year ended 31 December 2009
	Year ended 31 December 2009 $’000	Year ended 31 December 2008 $’000
Profit for the financial year	92,708	64,676
Adjustments to reconcile profit for the financial year to net cash generated from operating activities
Loss on disposal of property, plant and equipment	264	256
Depreciation	22,492	19,833
Amortisation of intangible assets	10,167	7,895
Amortisation of grants	(149)	(126)
Stock compensation expense	8,085	8,652
Finance income	(1,492)	(4,004)
Foreign exchange adjustment on long term loans settled	-	10,977
Finance expense	5,762	4,959
Defined benefit pension costs	182	(437)
Income tax expense	11,211	19,944
Operating cash inflow before changes in working capital	149,230	132,625

Decrease/(increase) in accounts receivable	25,804	(83,816)
Decrease in unbilled revenue	47,898	2,168
Decrease/(increase) in other current assets	4,264	(18,852)
Increase in other non current assets	(903)	(39)
(Decrease)/increase in accounts payable	(5,641)	3,150
Increase in inventory	(202)	(766)
Increase in payments on account	43,474	26,404
Increase in accrued and other liabilities	10,639	43,899
Increase in non current other liabilities	1,261	17

Cash provided by operations	275,824	104,790
Income taxes paid	(17,610)	(21,026)
Employer contribution defined benefit pension scheme	(432)	(428)
Interest received	930	2,909
Interest paid	(3,642)	(4,963)
Net cash inflow from operating activities	255,070	81,282
Investing activities
Purchase of property, plant and equipment	(22,274)	(55,393)
Purchase of intangible assets	(11,518)	(12,489)
Purchase of subsidiary undertakings and acquisition costs	(25,932)	(49,540)
Cash acquired with subsidiary undertakings	32	549
Sale of current asset investments	17,544	14,026
Purchase of current asset investments	(24,045)	(15,000)
Grant received	501	400
Net cash used in investing activities	(65,692)	(117,447)
Financing activities
Drawdown of bank loan facilities	17,400	58,925
Repayment of credit lines and facilities	(126,969)	(48,927)
Tax benefit from the exercise of share options	487	4,060
Proceeds from exercise of share options	4,419	8,516
Share issuance costs	(84)	(138)
Repayment of lease liabilities	(311)	(99)
Net cash (used in)/provided by financing activities	(105,058)	22,337
Net increase/(decrease) in cash and cash equivalents	84,320	(13,828)
Effect of exchange rate changes	2,103	(4,675)
Cash and cash equivalents at start of year	58,378	76,881
Cash and cash equivalents at end of year	144,801	58,378

Company Statement of Financial Position

as at 31 December 2009
	Note	31 December 2009 $’000	31 December 2008 $’000
ASSETS
Non-current assets
Property, plant and equipment	30(a)	1,781	1,927
Intangible assets	30(b)	183	45
Investment in subsidiaries	30(c)	351,190	335,440
Deferred tax asset	30(d)	1,333	1,676
Total non-current assets		354,487	339,088

Current assets
Other current assets	30(e)	3,304	3,819
Current taxes receivable		-	210
Amounts due from subsidiary undertakings		-	96,399
Cash and cash equivalents		1,031	444
Total current assets		4,335	100,872

Total assets		358,822	439,960

EQUITY
Share capital		4,965	4,921
Share premium		142,518	138,227
Options reserve		29,919	28,123
Other reserves		6,071	6,071
Functional currency translation reserve		32,521	33,924
Retained earnings		116,509	112,646

Attributable to equity holders		332,503	323,912

Total equity		332,503	323,912

LIABILITIES
Non-current liabilities
Bank credit lines and loan facilities	22	-	65,186
Total non-current liabilities		-	65,186

Current liabilities
Accounts payable		305	684
Accrued and other liabilities	30(f)	9,587	9,619
Amounts due to subsidiary undertakings		16,406	-
Bank credit lines and loan facilities	22	-	40,193
Current taxes payable		21	366
Total current liabilities		26,319	50,862

Total liabilities		26,319	116,048

Total equity and liabilities		358,822	439,960

On behalf of the Board

Thomas Lynch	Peter Gray
Director	Director

Company Statement of Changes in Equity

for the year ended 31 December 2009

	Number of shares	Share Capital $’000	Share Premium $’000	Options Reserve $’000	Other Reserves $’000	Currency Reserve $’000	Retained Earnings $’000	Total Equity $’000
Balance at 1 January 2009	58,518,195	4,921	138,227	28,123	6,071	33,924	112,646	323,912
Total comprehensive loss for the year:
Loss for the year	-	-	-	-	-	-	(2,426)	(2,426)
Other comprehensive loss
Foreign currency translation	-	-	-	-	-	(1,403)	-	(1,403)
Total other comprehensive income	-	-	-	-	-	(1,403)	-	(1,403)
Total comprehensive income for the year	-	-	-	-	-	(1,403)	(2,426)	(3,829)
Transactions with owners, recorded directly in equity
Share-based payment	-	-	-	8,085	-	-	-	8,085
Exercise of share options	489,370	44	4,375	-	-	-	-	4,419
Share issue costs	-	-	(84)	-	-	-	-	(84)
Transfer of exercised and expired share–based awards	-	-	-	(6,289)	-	-	6,289	-
Total contributions by and distributions to owners	489,370	44	4,291	1,796	-	-	6,289	12,420
Total transactions with owners	489,370	44	4,291	1,796	-	-	6,289	12,420
Balance at 31 December 2009	59,007,565	4,965	142,518	29,919	6,071	32,521	116,509	332,503

As permitted by Section 148(8) of the Companies Act 1963, the Company has not presented its own income statement. The loss for the financial year retained by the Company amounted to $2,426,000 (2008: Profit of $55,187,000).

Company Statement of Changes in Equity

for the year ended 31 December 2008

	Number of shares	Share Capital $’000	Share Premium $’000	Options Reserve $’000	Other Reserves $’000	Currency Reserve $’000	Retained Earnings $’000	Total Equity $’000
Balance at 1 January 2008	28,835,244	2,127	132,643	33,347	7,422	16,052	56,108	247,699
Total comprehensive income for the year:
Profit for the year	-	-	-	-	-	-	55,187	55,187
Other comprehensive income
Tax benefits on exercise of options	-	-	-	(4,811)	-	-	-	(4,811)
Foreign currency translation	-	-	-	-	-	17,872	-	17,872
Total other comprehensive income	-	-	-	(4,811)	-	17,872	-	13,061
Total comprehensive income for the year	-	-	-	(4,811)	-	17,872	55,187	68,248
Transactions with owners, recorded directly in equity
Share-based payment	-	-	-	8,652	-	-	-	8,652
Exercise of share options pre bonus issue	382,118	35	7,188	-	-	-	-	7,223
Bonus issue	29,217,362	2,752	(2,752)					-
Exercise of share options post bonus issue	83,471	7	1,286					1,293
Share issue costs	-	-	(138)	-	-	-	-	(138)
Transfer of exercised and expired share–based awards	-	-	-	(9,065)	-	-	-	(9,065)
Release of capital reserve	-	-	-	-	(1,351)	-	1,351	-
Total contributions by and distributions to owners	29,682,951	2,794	5,584	(413)	(1,351)	-	1,351	7,965
Total transactions with owners	29,682,951	2,794	5,584	(413)	(1,351)	-	1,351	7,965
Balance at 31 December 2008	58,518,195	4,921	138,227	28,123	6,071	33,924	112,646	323,912

As permitted by section 148(8) of the Companies Act 1963, the Company has not presented its own income statement. The profit for the financial year retained by the Company amounted to $55,187,000 (2007: $2,964,000).

Company Statement of Cash Flows

for the year ended 31 December 2009
	Year ended 31 December 2009 $’000	Year ended 31 December 2008 $’000

(Loss)/profit for the financial year	(2,426)	55,187
Adjustments to reconcile (loss)/profit for the financial year to net cash provided by operating activities:
Loss on disposal of fixed asset	14	-
Depreciation	526	495
Amortisation of intangible assets	25	18
Stock compensation expense	941	779
Interest on intercompany loans	(2,549)	(1,888)
Dividend received from subsidiary undertaking	-	(56,500)
Finance expense	3,373	4,097
Income tax expense	795	850
Operating cash inflow before changes in working capital	699	3,038
Decrease/(increase) in other current assets	699	(185)
(Decrease)/increase in accounts payable and accrued and other liabilities	(1,793)	5,071
Increase/(decrease) in income taxes payable	238	(342)
Cash (used in)/provided by operations	(157)	7,582
Interest paid	(3,642)	(1,127)
Income taxes paid	(854)	(815)
Net cash (outflow)/inflow from operating activities	(4,653)	5,640
Investing activities

Purchase of computer software	(161)	(34)
Purchase of property, plant and equipment	(359)	(1,119)
Net cash used by investing activities	(520)	(1,153)
Financing activities
Drawdown of bank credit lines and loan facilities	17,400	58,925
Repayment of bank credit lines and loan facilities	(126,969)	(48,927)
Increase/(decrease) in amounts due to/from subsidiary undertakings	110,914	93,687
Dividends received from subsidiary undertaking	-	56,500
Purchase of shares in subsidiary undertaking	-	(172,639)
Proceeds from exercise of share options	4,419	8,516
Share issuance costs	(84)	(138)
Net cash provided by/(used in) financing activities	5,680	(4,076)
Net increase in cash and cash equivalents	507	411
Effect of exchange rate changes	80	(279)
Cash and cash equivalents at start of year	444	312
Cash and cash equivalents at end of year	1,031	444

Notes to Consolidated and Company Financial Statements

1.    Segmental information

As of 1 January 2009 the Group determines and presents operating segments based on the information that internally is provided to the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), who together are considered the Group’s chief operating decision maker. This change in accounting policy is due to the adoption of IFRS 8 Operating Segments. The Company’s primary listing for its shares is the NASDAQ market in the United States. Consequently, information reviewed by the chief operating decision maker is prepared in accordance with US generally accepted accounting principles (“US GAAP”). Reconciliations of the Group’s profit for the financial year and shareholders equity from US GAAP to IFRS are set out on pages 103 to 105 of this report.

Operating segments were previously determined and presented in accordance with IAS 14 Segment Reporting. Historically, the Group organised, operated and assessed its business in two segments, the clinical research segment and the central laboratory segment. The central laboratory segment results were based on the results of the central laboratory in New York, USA, together with laboratory services based in Ireland, India and Singapore. For the years ended 31 December 2007 and 31 December 2008, the central laboratory division did not reach the thresholds of revenue, operating profit and total assets set forth in IFRS 8 as a requirement for being reported as a separate segment; however, it continued to be reported as such. Management have determined that its clinical research and central laboratory businesses operate in the same clinical research market, have a similar customer profile, are subject to the same regulatory environment, support the development of new clinical therapies and are so economically similar, reporting their results on an aggregated basis would be more useful to users of the Company’s financial statements. Accordingly, in the 2008 comparatives included herein, the results of the former central laboratory segment have been consolidated and reclassified into the clinical research segment.

The new accounting policy in respect of segment operating disclosures is presented on page 30.

Comparative segment information has been re-presented in conformity with the transitional requirements of IFRS 8. Since the change in accounting policy only impacts presentation and disclosure aspects, there is no impact on earnings per share.

Information on the Clinical Research division is set out below:

Clinical Research:	(US GAAP) Year ended 31 December 2009 US$’000	(US GAAP) Year ended 31 December 2008 US$’000

External revenue	887,612	865,248

Income from operations before depreciation & amortisation and one-time net charges	148,818	127,232
Depreciation and amortisation	(32,659)	(27,728)
One-time net charges	(8,808)	-

Income from operations	107,452	99,504
Interest income	752	2,881
Interest expense	(3,530)	(4,105)

Income before provision for income taxes	104,674	98,280
Provision for income taxes	(10,375)	(19,967)
Non-controlling interests	-	(193)

Net income	94,299	78,120

1.    Segmental information (continued)

	(US GAAP) 31 December 2009 US$’000	(US GAAP) 31 December 2008 US$’000
Segment assets:
Clinical research	908,398	867,285

Segment Liabilities:
Clinical research	336,152	410,919

Capital expenditure:
Clinical research	34,814	72,124

Geographical segment information

As stated above segment information was previously determined and presented in accordance with IAS 14 Segment Reporting. As of 1 January 2009 the Group determines and presents segment information, including geographic segment information, in accordance with IFRS 8 Operating Segments. Comparative segment information has been re-presented in conformity with the transitional requirements of IFRS 8.

	Year ended 31 December 2009 US$’000	Year ended 31 December 2008 US$’000
External revenue
Europe	402,722	413,664
United States	408,561	379,140
Rest of World	76,329	72,444
	887,612	865,248

Non-current assets
Europe	198,015	189,938
United States	178,972	182,336
Rest of World	14,230	9,734
	391,217	382,008

Major customers

No one client accounted for more than 10% of revenue during the years ended 31 December 2009 and 31 December 2008.

2.     Profit before taxation

Profit before taxation is stated after charging the following:

	Year ended 31 December 2009 $’000	Year ended 31 December 2008 $’000
Auditors’ remuneration:
Audit fees (1)	1,735	1,835
Audit related fees (2)	24	403
Tax fees (3)	928	1,171
Total fees	2,687	3,409

Directors’ emoluments
Fees	364	266
Other emoluments and benefits in kind	3,991	2,888
Pension contributions	718	147
Stock compensation expense	719	418
Total Directors’ emoluments	5,792	3,719

Amortisation of intangible assets	10,167	7,895
Depreciation of property, plant and equipment	22,492	19,833
Operating lease rentals:
Premises	36,206	35,855
Motor vehicles	6,935	7,424
Plant and equipment	2,025	2,359

(1)Audit fees include annual audit fees for ICON plc and subsidiaries.

(2)Audit related fees principally consist of fees for financial due diligence services and fees for audit of financial statements of employee benefit plans.

(3)Tax fees are for tax compliance and tax consultation services.

For additional information regarding Directors’ shareholdings, share options and compensation, please refer to the Report on Directors’ Remuneration and note 8 – Payroll and related benefits.

3.     Finance income

	Year ended 31 December 2009 $’000	Year ended 31 December 2008 $’000
Finance income:
Interest receivable	752	2,881
Foreign exchange gain on bank loans	-	60
Defined benefit pension – expected return on plan assets	740	1,063
	1,492	4,004

All of the above relates to items not at fair value through profit and loss.

4.     Finance expense

	Year ended 31 December 2009 $’000	Year ended 31 December 2008 $’000
Finance expense:
Foreign exchange loss on bank loans	1,559	-
Interest on bank overdraft and credit facilities	3,460	4,078
Finance lease interest	70	27
Defined benefit pension-interest cost	673	854
	5,762	4,959

All of the above relates to items not at fair value through profit and loss

5.     Income tax expense

The components of the current and deferred tax expense for the years ended 31 December 2009 and 2008 were as follows:

	Year ended 31 December 2009 $’000	Year ended 31 December 2008 $’000
Current tax expense:
Current year	12,969	16,245
Under/(over) provided in prior years	758	(429)
	13,727	15,816
Deferred tax (credit)/charge:
Origination and reversal of temporary differences	(1,428)	3,787
(Under)/over provided in prior years	(1,088)	341

Total income tax expense in the income statement	11,211	19,944

5.     Income tax expense (continued)

The total tax expense of $11.2 million and $19.9 million for the years ended 31 December 2009 and 31 December 2008 respectively, reflects tax at standard rates on taxable profits in the jurisdictions in which ICON operates, foreign withholding tax and the availability of tax losses.

The deferred tax credit of $2.5 million for the year ended 31 December 2009 and the deferred tax charge of $4.1 million for the year ended 31 December 2008, relate to deferred tax arising in respect of net operating losses and temporary differences in capital items, certain goodwill and the timing of the deduction of share option schemes for tax purposes. No deferred tax asset has been recognised on the defined benefit pension scheme.

A reconciliation of the expected tax expense, computed by applying the standard Irish tax rate to income before tax to the actual tax expense, is as follows:

	Year ended 31 December 2009 $’000	Year ended 31 December 2008 $’000

Profit before tax	103,919	84,620
Irish standard tax rate	12.5%	12.5%
Taxes at Irish standard tax rate	12,990	10,578
Reversal of prior year under provision in respect of
current foreign taxes	(329)	(88)
Foreign and other income taxed at higher rates	10,249	6,933
Non deductible expenses	65	520
Other	81	507
Losses for which no benefit has been recognised	4,027	1,494
Research and development tax incentives	(15,872)	-
Tax expense on profit for the year	11,211	19,944

5.    Income tax expense (continued)

The net deferred tax asset at 31 December 2009 and 31 December 2008 was as follows:

	31 December 2009 $’000	31 December 2008 $’000
Deferred taxation liabilities:
Property, plant and equipment	5,873	5,667
Goodwill and related assets	5,492	5,112
Other intangible assets	1,312	1,219
Other	750	1,008
Accruals to cash method adjustment	12	546
Total deferred taxation liabilities	13,439	13,552
Less: offset against deferred tax assets	(12,484)	(7,408)

Deferred tax liability disclosed on balance sheet	955	6,144

Deferred taxation assets:
Net operating losses carried forward	2,133	3,690
Accrued expenses and payments on account	9,296	6,746
Property, plant and equipment	353	260
Deferred compensation	947	737
Stock compensation expense	7,072	6,177
Other	239	21
Total deferred taxation assets	20,040	17,631
Less: offset against deferred tax liabilities	(12,484)	(7,408)

Deferred tax asset disclosed on balance sheet	7,556	10,223

Net deferred taxation asset	6,601	4,079

5.    Income tax expense (continued)

The movement in temporary differences during the year ended 31 December 2009 and 2008 was as follows:

	Balance 1 January 2009 $’000	Acquired $’000	Recognised in Income $’000	Recognised in Equity $’000	Balance 31 December 2009 $’000
Deferred taxation liabilities:
Property, plant and equipment	5,667	-	206	-	5,873
Goodwill on acquisition	5,112	718	(338)	-	5,492
Accruals to cash method adjustment	546	-	(527)	(7)	12
Other intangible assets	1,219	-	93	-	1,312
Other	1,008	-	(258)	-	750
Total deferred taxation liabilities	13,552	718	(824)	(7)	13,439

Deferred taxation assets:
Net operating loss carry forwards	3,690	-	(1,592)	35	2,133
Accrued expenses and payments on account	6,746	-	2,482	68	9,296
Property, plant and equipment	260	-	93	-	353
Deferred compensation	737	-	210	-	947
Stock compensation expense	6,177	-	285	611	7,073
Other	21	-	214	3	238
Total deferred taxation assets	17,631	-	1,692	717	20,040
Net deferred taxation asset	4,079	(718)	2,516	724	6,601

	Balance 1 January 2008 $’000	Acquired $’000	Recognised in Income $’000	Recognised in Equity $’000	Balance 31 December 2008 $’000
Deferred taxation liabilities:
Property, plant and equipment	1,253	-	4,382	32	5,667
Goodwill on acquisition	4,274	-	827	11	5,112
Accruals to cash method adjustment	352	-	194	-	546
Other intangible assets	439	922	(217)	75	1,219
Other	46	-	962	-	1,008
Total deferred taxation liabilities	6,364	922	6,148	118	13,552

Deferred taxation assets:
Net operating loss carry forwards	1,974	-	1,716	-	3,690
Accrued expenses and payments on account	6,007	-	843	(104)	6,746
Property, plant and equipment	614	-	(332)	(22)	260
Deferred compensation	471	-	266	-	737
Stock compensation expense	15,542	-	(494)	(8,871)	6,177
Other	-	-	21	-	21
Total deferred taxation assets	24,608	-	2,020	(8,997)	17,631
Net deferred taxation asset	18,244	(922)	(4,128)	(9,115)	4,079

5.    Income tax expense (continued)

Unrecognised deferred tax assets

At 31 December 2009, non-US subsidiaries had operating loss carry-forwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately $34.8 million (31 December 2008: $21.5 million).

At 31 December 2009, ICON Laboratory Inc., a U.S. subsidiary, had U.S. Federal and State net operating loss carry forwards of approximately U.S.$6.7 million and U.S.$5.3 million, respectively (31 December 2008: approximately $8.6 million and $6.9 million). These net operating losses are available for offset against future taxable income and expire between 2010 and 2029. Of the U.S. $6.7 million U.S. Federal and U.S. $5.3 million State net operating losses, approximately U.S.$5.5 million and U.S.$4.0 million are currently available for offset against future U.S. Federal and State taxable income respectively. The subsidiary’s ability to use the remaining U.S. Federal and State net operating loss (“NOL”) carry forwards of U.S.$1.2 million and U.S.$1.2 million respectively is limited to U.S. $113,000 per year due to the subsidiary experiencing a change of ownership in 2000, as defined by Section 382 of the Internal Revenue Code of 1986, as amended.

Certain of the deferred tax assets relating to net operating losses have not been recognised to the extent that it is considered unlikely that a benefit will be received in the future.

In total, the Group has unrecognised deferred tax assets at 31 December 2009 of $10.4 million and $5.9 million at 31 December 2008. The Company has not recognised the remaining deferred tax assets because it believes that it is more likely than not that the losses and other deferred tax assets will not be utilised given their history of operating losses.

Unrecognised deferred tax liabilities

At 31 December 2009 and 31 December 2008 respectively, there were no recognised or unrecognised deferred tax liabilities for taxes that would be payable on the unremitted earnings of certain of the Group’s subsidiaries. The Group is able to control the timing of the reversal of the temporary differences of its subsidiaries and it is probable that these temporary differences will not reverse in the foreseeable future.

6.     Earnings per share

The following table sets forth the computation for basic and diluted net earnings per share for the year ended 31 December 2009:

	31 December 2009 $’000	31 December 2008 $’000
Numerator computations
Basic and diluted earnings per share
Profit for the financial year	92,708	64,676
Profit attributable to minority interest	-	(193)
Profit attributable to equity holders	92,708	64,483

6.     Earnings per share (continued)

	31 December 2009	31 December 2008
	Number of Shares
Denominator computations
Weighted average number of ordinary shares outstanding - basic	58,636,878	58,245,240
Effect of dilutive potential ordinary shares	1,540,702	2,573,720
Weighted average number of ordinary shares outstanding - diluted	60,177,580	60,818,960

	31 December 2009 $	31 December 2008 $
Earnings per Share
Basic earnings per ordinary share	1.58	1.11
Diluted earnings per ordinary share	1.54	1.06

The Company had 3,060,584 anti-dilutive shares in issue at 31 December 2009 (31 December 2008: 1,219,170).

7.     One-time net charges

One-time net charges recognised during the year ended 31 December 2009 comprise:

	31 December 2009 $’000	31 December 2008 $’000

Restructuring charge	13,301	-
Research and development incentives	(4,493)	-
Net Charge	8,808	-

Restructuring Charge

In response to the globalisation of clinical studies and its attendant impact on resources in existing and emerging markets, the Company conducted a review of its existing infrastructure during the three months ended 30 June 2009 to better align its resources with the needs of its clients. On conclusion, a program of restructuring activities was initiated which resulted in resource rationalisations in certain more mature markets in which the Company operates and the recognition of an initial restructuring charge of $13.4 million. It is anticipated that activities associated with the restructuring program will be completed during the year ended 31 December 2010.

7.    One-time net charges (continued)

Restructuring costs recognised during the year ended 31 December 2009 were as follows:

	Workforce Reductions $’000	Office Consolidations $’000	Total $’000

Initial provision recognised	4,886	8,548	13,434
Amounts released	-	(133)	(133)
Net provision recognised	4,886	8,415	13,301

Cash payments	(4,392)	(4,105)	(8,497)
Property, plant and equipment write-off	-	(1,408)	(1,408)
Closing provision	494	2,902	3,396

Research and Development Incentives

During the year ended 31 December 2009, the Group received research and development incentives in certain European Union jurisdictions in which it operates. Income of $4.5 million has been recognised within one-time net charges for the year ended 31 December 2009, in respect of these incentives.

8.    Payroll and related benefits

The aggregate payroll costs of employees of the Group for the year ended 31 December 2009 was as follows:

	Year ended 31 December 2009 $’000	Year ended 31 December 2008 $’000

Wages and salaries	462,630	455,557
Social welfare costs	63,724	57,599
Pension costs for defined contribution pension schemes	19,430	14,871
Pension costs for defined benefit pension schemes	217	(643)
Share-based payment*	8,085	8,652

Total charge to income	554,086	536,036
Actuarial losses recognised on defined benefit pension scheme	619	955

Total payroll and related benefit costs	554,705	536,991

* IFRS 2 Share- Based Payments requires that the fair value of options is calculated and amortised over the vesting period of the related option. A compensation expense of $8.1 million was recognised in respect of the year ended 31 December 2009. The compensation expense for the year ended 31 December 2008 was $8.7 million.

8.    Payroll and related benefits (continued)

The average number of employees, including Executive Directors, employed by the Group for the year ended 31 December 2009 was as follows:

	Year ended 31 December 2009	Year ended 31 December 2008

Marketing	205	163
Administration	1,243	1,127
Clinical research processing	5,207	4,871
Laboratory	397	391
Total	7,052	6,552
Directors’ remuneration

Information in relation to the Directors’ shareholdings and share options is included in the Report on Directors’ Remuneration on pages 17 to 20.

Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009. He also served as Chief Executive Officer of the Company from June 1990 to October 2002 and as an Executive Director from June 1990 to December 2009. On 31 December 2009, Dr. Climax retired as Chairman of the Board of the Company and his service agreement with the Company (the “Dr. Climax Service Agreement”) ended. Since January 2010, he has held a position as a non-Executive-Director of the Company.

The Dr. Climax Service Agreement provided for a bonus, a pension contribution, a twelve month notice period, two company cars and medical insurance cover for himself and his dependants. At 30 April 2010, Dr. Climax held 126,000 ordinary share options at exercise prices ranging from $7.00 to $35.33 per share.

The arrangements relating to Dr. Climax’s retirement were set out in an agreement entered into between the Company and Dr. Climax in December 2009 (the “December Agreement”). Pursuant to the December Agreement, Dr. Climax received, having regard to the Dr. Climax Service Agreement (which terminated pursuant to the December agreement), a payment of €830,000 ($1,200,620) and a pension contribution of €170,000 ($252,620). In addition, and also pursuant to the December Agreement, he received an ex-gratia pension contribution for past service of €220,308 ($327,378), the acceleration of vesting of unvested share options and the transfer to him of two company cars. The payments and contributions set out in this paragraph are included in the amounts listed for Dr. Climax in the Summary Compensation Table – Year Ended 31 December 2009 on page 54

The aggregate remuneration, including pension contributions, paid to or accrued for all Directors for the year ended 31 December 2009 was $5,792,478 (year ended 31 December 2008: $3,719,300). Remuneration of individual Directors is set out on page 54

8.     Payroll and related benefits (continued)

Summary compensation table - Year ended 31 December 2009

Name	Salary	Company pension contribution	Performance related compensation	All other compensation	Subtotal	Subtotal	Share-based payments	Directors Fees	Total compensation
	Euro (€)	Euro (€)	Euro (€)	Euro (€)	Euro (€)	USD ($)	USD ($)	USD ($)	USD ($)
Bruce Given	-	-	-	-	-	-	23,223	66,000	89,223
Peter Gray	500,000	49,300	387,500	38,302	975,102	1,357,603	174,031	-	1,531,634
John Climax	600,000	440,308	350,000	954,492	2,344,800	3,352,110	400,940	-	3,753,050
Ronan Lambe	-	-	-	-	-	-	20,335	48,000	68,335
Thomas Lynch	-	-	-	-	-	-	23,315	78,000	101,315
Edward Roberts	-	-	-	-	-	-	23,315	78,000	101,315
Dermot Kelleher	-	-	-	-	-	-	34,376	51,750	86,126
Anthony Murphy	-	-	-	-	-	-	5,795	41,750	47,545
Shuji Higuchi	-	-	-	-	-	-	13,935	-	13,935
Total	1,100,000	489,608	737,500	992,794	3,319,902	4,709,713	719,265	363,500	5,792,478

*The pension contributions above represent contributions paid by the Company to a defined contribution pension scheme.

Summary compensation table - Year ended 31 December 2008

Name	Salary	Company pension contribution	Performance related compensation	All other compensation	Subtotal	Subtotal	Share-based payments	Directors Fees	Total compensation
	Euro (€)	Euro (€)	Euro (€)	Euro (€)	Euro (€)	USD ($)	USD ($)	USD ($)	USD ($)
John Climax	600,000	50,000	405,000	62,280	1,117,280	1,558,240	109,298	-	1,667,538
Peter Gray	496,500	49,300	387,500	43,380	976,680	1,358,863	129,140	-	1,488,003
Ronan Lambe	-	-	-	80,000	80,000	118,151	28,147	40,000	186,298
Thomas Lynch	-	-	-	-	-	-	33,084	55,000	88,084
Edward Roberts	-	-	-	-	-	-	33,084	65,000	98,084
Shuji Higuchi	-	-	-	-	-	-	33,084	40,000	73,084
Bruce Given	-	-	-	-	-	-	30,631	45,000	75,631
Dermot Kelleher	-	-	-	-	-	-	21,578	21,000	42,578
Total	1,096,500	99,300	792,500	185,660	2,173,960	3,035,254	418,046	266,000	3,719,300

*The pension contributions above represent contributions paid by the Company to a defined contribution pension scheme

9.     Retirement Benefit Obligations

The Group operates a number of defined contribution schemes and a defined benefit pension scheme.

The Group accounts for pensions in accordance with IAS 19 Employee Benefits (“IAS 19”).

(i)      Defined Contribution Schemes

Certain employees of the Group are eligible to participate in a defined contribution plan (the “Plan”). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Group matches each participant’s contributions typically at 6% of the participant’s annual compensation. Contributions to this plan are recorded, as a remuneration expense in the Consolidated Income Statement. Contributions for the year ended 31 December 2009 and year ended 31 December 2008 were $14,241,000 and $10,372,000 respectively.

The Group’s United States operations maintain a retirement plan (the “U.S. Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 50% of each participant’s contributions; each participant can contribute up to 6% of their annual compensation. Contributions to this U.S. Plan are recorded, in the year contributed, as an expense in the Consolidated Income Statement. Contributions for the year ended 31 December 2009 and year ended 31 December 2008 were $5,189,000 and $4,499,000 respectively.

(ii)      Defined Benefit Plans

One of the Group’s subsidiaries, ICON Development Solutions Limited, which was acquired by the Group in 2003, operates a defined benefit pension plan in the United Kingdom for certain of its employees, which is now closed to new members. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at 31 December 2009 and 31 December 2008 consist of units held in independently administered funds. The most recent valuation of plan obligations was carried out as at 1 September 2007 using the projected unit credit method and updated on an appropriate basis at 31 December 2009.

The principal actuarial assumptions used for the purpose of the actuarial valuations were as follows:

Financial assumptions

	31 December 2009	31 December 2008

Discount rate	5.70%	6.40%
Expected return on plan assets	7.40%	6.80%
Inflation rate	3.50%	3.10%
Future pension increases	3.40%	3.00%
Future salary increases	4.00%	4.20%

9.     Retirement Benefit Obligations (continued)

Mortality assumptions

The mortality assumptions adopted at 31 December 2009 imply the following life expectancies at age 62 (2008: 62):

	31 December 2009	31 December 2008

Male currently age 40	24.4 years	25.1 years
Female currently age 40	27.0 years	27.9 years
Male currently age 62	26.5 years	23.9 years
Female currently age 62	29.0 years	26.8 years

Amounts recognised in the Consolidated Statement of Financial Position at 31 December 2009 in respect of defined benefit pension schemes are as follows:

	31 December 2009 $’000	31 December 2008 $’000
Present value of benefit obligations	(13,686)	(10,114)
Fair value of plan assets	13,573	10,392
Present value of net plan assets	(113)	278
Actuarial gains/losses
Experience adjustments on plan assets	1,460	(2,923)
Experience adjustments on plan liabilities	-	-
Effects of changes in demographic and financial assumptions underlying the present value of plan liabilities	(2,079)	1,968
Total Actuarial loss in year	(619)	(955)

Cumulative net actuarial gains reported in the Consolidated Statement of Recognised Income and Expense from the date of transition, 1 June 2004, to 31 December 2009 amounted to $0.7 million (31 December 2008: net gains of $1.3 million).

Amounts recognised in periodic pension cost in the Consolidated Income Statement during the year ended 31 December 2009 in respect of defined benefit pension schemes were are follows:

	Year ended 31 December 2009 $’000	Year ended 31 December 2008 $’000
Current service cost	182	437
Interest cost	673	854
Plan Curtailments	-	(871)
Amortisation of prior service costs	102	-
Expected return on plan assets	(740)	(1,063)
Net periodic pension charge/(credit)	217	(643)

The actual return on plan assets amounted to a gain of $2.20 million (2008: loss of $1.89 million).

9.     Retirement Benefit Obligations (continued)

Changes in the net asset/(deficit) of the plan during the period were as follows:

	Year ended 31 December 2009 $’000	Year ended 31 December 2008 $’000

Net asset in scheme at start of year	278	254
Movement in year
Current service cost	(182)	(437)
Contributions paid	432	428
Other finance (income)/expense, net	66	211
Plan Curtailments	-	871
Amortisation of prior service costs	(102)	-
Actuarial loss	(619)	(955)
Foreign exchange rate changes	14	(94)
Net (deficit)/asset in scheme at end of year	(113)	278

Changes in the present value of defined benefit obligations of the plan are as follows:

	Year ended 31 December 2009 $’000	Year ended 31 December 2008 $’000

Projected benefit obligation at start of year	10,114	15,216
Service cost	182	437
Interest cost	673	854
Plan participants’ contributions	160	207
Actuarial loss	2,079	(1,968)
Benefits paid	(774)	(75)
Plan curtailments	-	(871)
Plan amendments	103	-
Foreign exchange rate changes	1,149	(3,686)
Projected benefit obligation at end of year	13,686	10,114

9.     Retirement Benefit Obligations (continued)

Changes in the fair value of the plans’ assets during the year ended 31 December 2009 were as follows:

	Year ended 31 December 2009 $’000	Year ended 31 December 2008 $’000

Fair value of plan assets at start of year	10,392	15,470
Expected return on plan assets	740	1,063
Actuarial gain/(loss) on plan assets	1,460	(2,923)
Employer contribution	432	428
Plan participants’ contributions	160	209
Benefit paid	(774)	(75)
Foreign exchange movements	1,163	(3,780)
Fair value of plan assets at end of year	13,573	10,392

The fair value of plan assets at 31 December 2009 and 31 December 2008 is analysed as follows:

	31 December 2009 $’000	31 December 2008 $’000
Unit funds	13,573	10,392

The plan’s assets do not include any of the Group’s own financial instruments, nor any property occupied by, or other assets used by the Group.

The assets of the scheme are invested in a unitised with profits policy. The expected long-term rate of return on assets at 31 December 2009 of 7.4% (2008: 6.8%) was calculated on the assumption of the following returns for each asset class:

	31 December 2009	31 December 2008

Equities	7.6%	7.0%
Bonds	5.7%	4.8%

At 31 December 2009, UK gilts were yielding around 4.5% per annum. This is often referred to as the risk free rate of return as UK gilts have a negligible risk of default and the income payments and capital on redemption are guaranteed by the UK Government. The long-term expected return on equities has been determined by setting appropriate risk premiums above the yield on UK gilts. A long term equity “risk-premium” of 3.1% per annum has been assumed, this being the expected long-term out-performance of equities over UK gilts. The long-term expected return on bonds is determined by reference to UK long dated government and corporate bond yields at the balance sheet date. This is represented by the iboxx AA 15 year plus return.

9.     Retirement Benefit Obligations (continued)

The underlying asset split of the funds at 31 December 2009 and 31 December 2008 was as follows:

	31 December 2009	31 December 2008

Equities	90%	90%
Bonds	10%	10%

Applying the above expected long term rates of return to the asset distribution at 31 December 2009, gives rise to an expected overall rate of return of scheme assets of approximately 7.4% (2008: 6.8%) per annum.

The history of the Group’s defined benefit pension scheme is as follows:

	31 December 2009 $’000	31 December 2008 $’000	31 December 2007 $’000	31 December 2006 $’000	31 December 2005 $’000
Present value of benefit obligations	(13,686)	(10,114)	(15,216)	(17,816)	(13,243)
Fair value of plan assets	13,573	10,392	15,470	13,092	8,092
Present value of net plan (obligations)/assets	(113)	278	254	(4,724)	(5,151)

Actuarial gain/(loss) on Asset	1,460	(2,923)	654	639	79
Actuarial (loss)/gain on liability	(2,079)	1,968	4,722	(1,015)	(1,874)
Total actuarial (loss)/gain	(619)	(955)	5,376	(376)	(1,795)

In accordance with the transitional provisions for the amendment to IAS 19 in December 2004, the disclosures in the above table are determined prospectively for the 1 June 2004 to 31 May 2005 reporting period.

The Group expects to contribute approximately $0.4 million of normal contribution to the defined benefit pension scheme for the year ended 31 December 2010.

10.    Share Options

On 17 January 2003, the Company adopted the Share Option Plan 2003, or the 2003 Plan, pursuant to which the Compensation and Organisation Committee of the Board may grant options to employees of the Company or its subsidiaries for the purchase of ordinary shares. Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2003 Plan; and, in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 400,000 ordinary shares. No options can be granted after 17 January 2013.

Share option awards are granted with an exercise price equal to the market price of the Company’s ordinary shares at date of grant. Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.

10.     Share Options (continued)

On 21 July 2008, the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organisation Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organisation Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-Executive director retained by the Company or any Subsidiary for the purchase of ordinary shares. Each option granted under the 2008 Employees Plan or the 2008 Consultants Plan (together the “2008 Option plans”) will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 400,000 shares applies. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan during any calendar year to any employee shall be 400,000 ordinary shares. There is no individual limit under the 2008 Consultants Option Plan. No options may be granted under the plans after 21 July 2018.

On 21 July 2008, the Company adopted the the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organisation Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company or a Subsidiary to receive an award under the plan. An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan. Awards under the 2008 RSU may be settled in cash or shares.

Set out below is a summary of the total number of options outstanding and number of options available to grant under each plan as at 31 December 2009:

	Outstanding		Available to Grant
	31 December 2009	31 December 2008	31 December 2009	31 December 2008

1998 Long Term Incentive Plan	1,052,592	1,298,161	-	-
2003 Stock Option Plan	4,342,630	3,924,102	397,426	1,117,450
2008 Stock Option Plan	13,000	-	5,613,000	6,000,000
Total	5,408,222	5,222,263	6,010,426	7,117,450

The 1998 Long Term Incentive Plan expired on 14 January 2008 and no further options may be granted under this plan.

10.     Share Options (continued)

The total number of share options outstanding and exercisable at 31 December 2009 is as follows:

	Number of Options *	Weighted Average Exercise Price *

Outstanding at 31 December 2007	4,976,126	$12.27
Granted	1,282,190	$35.25
Exercised	(847,707)	$10.05
Forfeited	(188,346)	$20.45
Outstanding at 31 December 2008	5,222,263	$17.98
Granted	932,133	$21.50
Exercised	(489,370)	$9.03
Forfeited	(256,804)	$26.60
Outstanding at 31 December 2009	5,408,222	$18.99
Exercisable at 31 December 2009	2,503,535	$13.64

*Comparative figures have been amended to reflect the Bonus Issue which took place with an effective date of 8 August 2008

At 31 December 2009, the range of exercise prices and weighted average remaining contractual life of outstanding and exercisable options was as follows:

		Options Outstanding		Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

$7.00	191,730	1.08	$7.00	191,730	$7.00
$7.25	1,200	0.08	$7.25	1,200	$7.25
$8.60	838,650	3.17	$8.60	697,266	$8.60
$8.88	410,659	2.17	$8.88	410,659	$8.88
$10.42	60,000	4.08	$10.42	60,000	$10.42
$11.00	821,399	4.17	$11.00	454,671	$11.00
$15.47	900	7.33	$15.47	-	$15.47
$15.84	103,000	7.33	$15.84	-	$15.84
$17.30	24,000	4.67	$17.30	14,400	$17.30
$18.00	90,000	4.08	$18.00	50,000	$18.00

10.     Share Options (continued)

		Options Outstanding		Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

$18.98	9,000	6.92	$18.98	1,800	$18.98
$19.94	2,000	7.17	$19.94	-	$19.94
$21.25	960,180	5.17	$21.25	396,144	$21.25
$21.76	2,450	5.33	$21.76	980	$21.76
$22.10	11,000	7.58	$22.10	-	$22.10
$22.26	779,398	7.17	$22.26	-	$22.26
$22.60	2,000	5.67	$22.60	800	$22.60
$26.27	6,000	6.83	$26.27	1,200	$26.27
$35.33	1,085,656	6.17	$35.33	220,585	$35.33
$36.05	6,000	6.42	$36.05	1,500	$36.05
$36.20	2,000	6.33	$36.20	400	$36.20
$41.25	1,000	6.67	$41.25	200	$41.25
$7.00 - $41.25	5,408,222	4.84	$18.99	2,503,535	$13.64

The overall weighted average fair value of share options granted by the Company during the year ended 31 December 2009 was $9.35 based on the following grants:

Grant Date	Number of Shares	Weighted Average Share price

25-Feb-09	815,233	$22.26
2-Mar-09	2,000	$19.94
30-Apr-09	103,000	$15.84
1- May-09	900	$15.47
24-Jul-09	11,000	$22.10
	932,133	$21.54

The overall weighted average fair value of share options granted by the Company during the year ended 31 December 2008 was $13.01 based on the following grants:

Grant Date	Number of Shares	Weighted Average Share price

26-Feb-08	1,236,190	$35.33
2-May-08	2,000	$36.20
26-May-08	6,000	$36.04
1-Aug-08	20,000	$40.81
1-Sep-08	1,000	$41.25
24-Oct-08	8,000	$26.27
14-Nov-08	9,000	$18.98
	1,282,190	$35.25

10.     Share Options (continued)

The fair values of options granted during the year ended 31 December 2009 and the year ended 31 December 2008 were calculated using a binomial option-pricing-model, using the following assumptions:

	Year ended 31 December 2009	Year ended 31 December 2008

Weighted average share price	$21.54	$35.25
Weighted average exercise price	$21.54	$35.25
Expected volatility (1)	45%	35%
Expected dividend yield	-	-
Risk-free rate (2)	2.3%-3.3%	3.3%
Rate of forced early exercise	10% p.a.	10% p.a.
Minimum gain for voluntary early exercise	25% of exercise price	25% of exercise price
Rate of voluntary early exercise at minimum gain	60% per annum	60% per annum

(1)Expected volatility has been determined based upon the volatility of the Company’s share price over a period which is commensurate with the expected term of the options granted.

(2)Risk free rate is dependant on the grant date.

On 7 August 2008, the Company issued 6,280 restricted share units to certain employees of the Group. These shares are exercisable over periods ranging from 26 February 2009, to 26 February 2011. The market value of the Company’s shares on date of issue was $41.95.

Operating profit for the year ended 31 December 2009, is stated after charging $8.1 million in respect of non-cash stock compensation expense. Non-cash stock compensation expense has been allocated to direct costs and other operating expenses as follows:

	Year Ended 31 December 2009 $’000	Year Ended 31 December 2008 $’000

Direct costs	4,455	4,767
Other operating expenses	3,630	3,885
Total compensation costs	8,085	8,652

11.    Property, Plant and Equipment

Group	Land $’000	Buildings $’000	Leasehold improvements $’000	Computer equipment $’000	Office furniture & fixtures $’000	Laboratory equipment $’000	Motor vehicles $’000	Total $’000
Cost
At 1 January 2009	3,850	75,562	15,060	59,863	53,048	18,582	106	226,071
Additions	-	3,039	9,757	5,376	1,983	2,343	-	22,498
Disposals	-	-	(816)	(580)	(2,209)	(340)	(63)	(4,008)
Arising on acquisition	-	-	16	15	41	289	-	361
Foreign currency adjustment	129	1,708	745	1,348	1,448	954	-	6,332
At 31 December 2009	3,979	80,309	24,762	66,022	54,311	21,828	43	251,254

Depreciation
At 1 January 2009	-	3,747	7,921	37,274	19,170	7,723	74	75,909
Charge for year	-	2,152	3,153	8,651	6,254	2,338	(56)	22,492
Eliminated on disposal	-	-	(608)	(411)	(1,320)	(79)	-	(2,418)
Foreign currency adjustment	-	133	270	881	757	405	-	2,446
At 31 December 2009	-	6,032	10,736	46,395	24,861	10,387	18	98,429
Net book value At 31 December 2009	3,979	74,277	14,026	19,627	29,450	11,441	25	152,825
At 31 December 2008	3,850	71,815	7,139	22,589	33,878	10,859	32	150,162

Total asset cost at 31 December 2009 includes $907,000 (31 December 2008: $1,054,000) relating to computer equipment held under finance leases. Related accumulated depreciation amounted to $357,000 (31 December 2008: $303,000). Depreciation expense of $22.5 million (31 December 2008: $19.8 million) has been charged in ‘other operating expenses’ in the Consolidated income statement.

11.    Property, Plant and Equipment (continued)

Group	Land $’000	Buildings $’000	Leasehold improvements $’000	Computer equipment $’000	Office furniture & fixtures $’000	Laboratory equipment $’000	Motor vehicles $’000	Total $’000
Cost
At 1 January 2008	4,100	62,631	12,843	49,106	40,463	11,179	126	180,448
Additions	-	16,413	4,309	14,208	16,827	7,372	91	59,220
Disposals	-	-	(957)	(267)	(477)	-	(108)	(1,809)
Arising on acquisition	-	-	232	23	24	2,648	14	2,941
Foreign currency adjustment	(250)	(3,482)	(1,367)	(3,207)	(3,789)	(2,617)	(17)	(14,729)
At 31 December 2008	3,850	75,562	15,060	59,863	53,048	18,582	106	226,071

Depreciation
At 1 January 2008	-	2,498	5,892	31,230	16,135	6,913	97	62,765
Charge for year	-	1,390	3,247	8,146	5,156	1,817	77	19,833
Eliminated on disposal	-	-	(747)	(227)	(271)	-	(83)	(1,328)
Foreign currency adjustment	-	(141)	(471)	(1,875)	(1,850)	(1,007)	(17)	(5,361)
At 31 December 2008	-	3,747	7,921	37,274	19,170	7,723	74	75,909
Net book value At 31 December 2008	3,850	71,815	7,139	22,589	33,878	10,859	32	150,162
At 31 December 2007	4,100	60,133	6,951	17,876	24,328	4,266	29	117,683

Total asset cost at 31 December 2008 includes $1,054,000 (31 December 2007: $1,043,000) relating to computer equipment held under finance leases. Related accumulated depreciation amounted to $303,000 (31 December 2007: $869,000). Building additions for the year ended 31 December 2008 includes $885,000 interest capitalised. These assets were completed in 2008. Depreciation expense of $19.8 million (31 December 2007: $13.4 million) has been charged in ‘other operating expenses’ in the consolidated income statement.

12.    Intangible assets – goodwill and other

Group	Computer Software $’000	Customer Relationships $’000	Volunteer List $’000	Order Backlog $’000	Goodwill $’000	Total $’000
Cost:
At 1 January 2008	45,447	2,155	-	-	137,888	185,490
Additions	12,491	-	-	-	-	12,491
Arising on acquisition	-	8,940	1,325	-	55,674	65,939
Foreign exchange movement	(1,688)	(90)	-	-	(10,209)	(11,987)

At 1 January 2009	56,250	11,005	1,325	-	183,353	251,933
Additions	11,518	-	-	-	-	11,518
Disposal	(36)	-	-	-	-	(36)
Arising on acquisition	-	352	-	-	1,584	1,936
Prior period acquisition	-	240	-	1,470	(836)	874
Foreign exchange movement	1,014	47	-	-	3,476	4,537
31 December 2009	68,746	11,644	1,325	1,470	187,577	270,762

Accumulated amortisation:
At 1 January 2008	29,704	360	-	-	-	30,064
Amortised in the year	6,485	1,220	190	-	-	7,895
Foreign exchange movement	(1,103)	(64)	-	-	-	(1,167)

At 1 January 2009	35,086	1,516	190	-	-	36,792
Amortised in the year	7,441	2,016	217	493	-	10,167
Disposal	(19)	-	-	-	-	(19)
Foreign exchange movement	774	49	-	-	-	823
At 31 December 2009	43,282	3,581	407	493	-	47,763

Net book value
At 31 December 2009	25,464	8,063	918	977	187,577	222,999

At 31 December 2008	21,164	9,489	1,135	-	183,353	215,141

Amortisation of $10.2 million (31 December 2008: $7.9 million) is included in ‘other operating expenses’ in the income statement.

12.    Intangible assets – goodwill and other

Two cash generating units have been identified by the Group as follows:

	2009 $ ’000	2008 $’000

Clinical Research	187,577	183,353
Central Laboratory	-	-
	187,577	183,353

An impairment charge of the carrying value of the goodwill of the central laboratory cash generating unit was recorded in a prior period. The recoverable amount of the clinical research cash generating unit is based on a value in use computation. This is determined based upon the present value of expected future cash flows for the cash generating unit for a period of five years forward from date of review. Key assumptions used in determining expected future cash flows include management’s estimate of future profitability, replacement capital expenditure requirements, trade working capital investment needs and tax considerations. Management’s estimates are based upon past experience and expected growth rates for the industry. Management has assumed an expected growth rate in revenues of 7% (2008: 12%) in each of the five years and an expected growth rate in costs of 5% in each of the five years. At the end of the five year period terminal values for each CGU, based on a price earnings ratio of 12 (2008: 12), are used in the calculations. The cashflows and terminal values are discounted using a discount rate of 15% (2008: 12.5%). A sensitivity analysis was performed using a discount rate of 20% and resulted in excess of recoverable amount over the carrying value of the cash generating unit. At the year end no reasonable change made in assumptions could result in an impairment.

13.     Business Combinations

The Group adopted the revised IFRS 3 Business Combinations in 2009 and applied it prospectively from 1 January 2009. The revised standard continues to apply the acquisition method to business combinations but with some significant changes including the requirement for all acquisition-related costs to be expensed. The adoption of the revised IFRS 3 did not have a material impact on our financial position or results from operations. The acquisitions of Qualia Clinical Services Inc. and Veeda Laboratories Ltd. have been accounted for as a business combination in accordance with the revised IFRS 3.

(a) Acquisition of Qualia Clinical Services Inc. and Veeda Laboratories Ltd.

During the year ended 31 December 2009, the Group completed the acquisitions of Qualia Clinical Services, Inc., a Phase 1 facility located in Omaha, Nebraska and Veeda Laboratories Limited, a specialist provider of biomarker laboratory services to the global pharmaceutical and biotechnology industries, located in Oxford, United Kingdom, neither of which are considered individually significant. In aggregate, the total cash consideration for these acquisitions was approximately $2.2 million. The excess of the consideration paid over the carrying value of the assets acquired of $0.6 million, has been recorded as goodwill of $1.6 million.

The following table summarises the fair values of the assets acquired and the liabilities assumed.

	Carrying Amount $’000	Fair Value Adjustment $’000	Fair Value $’000

Property, plant and equipment	361	-	361
Cash	32	-	32
Other current assets	423	(19)	404
Current liabilities	(507)	-	(507)
Non current liabilities	(12)	-	(12)
Goodwill	-	1,584	1,584
Intangible assets- customer relationships	-	352	352
Purchase price			2,214

Goodwill represents the acquisition of an established workforce with experience in the provision of Phase I clinical trial management services to pharmaceutical and biotechnology companies. The value of certain customer relationships identified are being amortised over 3 years, the estimated period of benefit.

The proforma effect of the Qualia Clinical Services Inc. and Veeda Laboratories Ltd. acquisitions if completed on 1 January 2009 would have resulted in revenue and profit for the fiscal year ended 31 December 2009 as follows:

$’000
Revenue	888,048
Profit for the year	92,296

13.     Business Combinations (continued)

(b) Acquisition of remaining 30% interest in Beacon Biosciences Inc.

On 1 July 2004, the Group acquired 70% of the common stock of Beacon Biosciences Inc. (“Beacon”), a leading specialist CRO, which provides a range of medical imaging services to the pharmaceutical, biotechnology and medical device industries, for an initial cash consideration of $9.9 million, excluding costs of acquisition. On 31 December 2008, the remaining 30% of the common stock was acquired by the Group for $17.4 million, excluding costs of acquisition. Certain performance milestones were built into the acquisition agreement for the remaining 30% of Beacon requiring potential additional consideration of up to $3.0 million if these milestones were achieved during the year ended 31 December 2009. At 31 December 2009, no amounts have been accrued in respect of the additional consideration payable, as these milestones have not been achieved.

The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

	Carrying Amount $’000	Fair Value Adjustment $’000	Fair Value $’000

Property, plant and equipment	704	-	704
Cash	1,001	-	1,001
Other current assets	1,685	-	1,685
Current liabilities	(1,689)	-	(1,689)
Non-current liabilities	(200)	-	(200)
Goodwill	-	14,569	14,569
Intangible assets-order back log	-	1,470	1,470
Intangible assets –customer relationships	-	240	240
Purchase price			17,780

$’000
Cash payment	17,400
Acquisition costs	380
Purchase Price	17,780

The value of certain customer relationships and order backlog are being amortised over 3 years, the estimated period of benefit. The acquisition of the remaining 30% in Beacon Bioscience Inc., if completed on 1 January 2008, would have had no impact on revenue. The profoma effect on profit for the fiscal year ended 31 December 2008 would have been as follows:

$’000
Profit for the year	64,762

13.    Business Combinations (continued)

(c) Acquisition of Prevalere Life Sciences Inc.

On 14 November 2008, the Group acquired 100% of the common stock of Prevalere Life Sciences Inc. (“Prevalere”), for an initial cash consideration of $37.6 million, excluding costs of acquisition. Prevalere, located in Whitesboro, New York, is a leading provider of bioanalytical and immunoassay services to pharmaceutical and biotechnology companies. Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to $8.2 million if certain performance milestones were achieved during the years ended 31 December 2008 and 2009.

On 30 April 2009, $5.0 million was paid in respect of the milestones for the year ended 31 December 2008. No amounts have been accrued at 31 December 2009 in respect of the milestones for the year ended 31 December 2009, as these milestones have not been achieved.

The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

	Carrying Amount $’000	Fair Value Adjustment $’000	Fair Value $’000

Property, plant and equipment	2,614	-	2,614
Cash	270	-	270
Other current assets	6,504	-	6,504
Current liabilities	(2,577)	-	(2,577)
Goodwill	-	29,244	29,244
Intangible assets- customer relationships	-	7,375	7,375
Purchase Price			43,430

$’000
Cash payment	42,682
Acquisition costs	748
Purchase Price	43,430

Goodwill represents the acquisition of an established workforce with experience in the provision of bioanalytical and immunoassay services to pharmaceutical and biotechnology companies and allows ICON to participate in a growing market for these services. The value of certain customer relationships identified are being amortised over periods ranging from approximately 7 to 11 years, the estimated period of the benefit.

The acquisition of Prevalere, if completed on 1 January 2008 would have resulted in revenue and profit for the fiscal year ended 31 December 2009 as follows:

$’000
Revenue	879,940
Profit for the year	70,368

13.     Business Combinations (continued)

(d) Acquisition of Healthcare Discoveries Inc.

On 11 February 2008, the Group acquired 100% of the common stock of Healthcare Discoveries Inc. (“Healthcare Discoveries”) for an initial cash consideration of approximately $10.9 million, excluding costs of acquisition. Healthcare Discoveries, located in San Antonio, Texas, USA, is engaged in the provision of Phase I clinical trial management services. Certain performance milestones were built into the acquisition agreement requiring payment of additional consideration of up to $10.0 million if certain performance milestones were achieved during the year ended 31 December 2008. No amounts were accrued at 31 December 2008, as the milestones were not achieved.

The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

	Carrying Amount $’000	Fair Value Adjustment $’000	Fair Value $’000

Property, plant and equipment	327	-	327
Cash	5	-	5
Other current assets	575	-	575
Current liabilities	(1,951)	-	(1,951)
Goodwill	-	9,995	9,995
Intangible assets – customer relationships	-	1,565	1,565
Intangible assets- volunteer list	-	1,325	1,325
Purchase Price			11,841

$’000

Cash Payment	10,866
Acquisition Costs	975
Purchase Price	11,841

Goodwill represents the acquisition of an established workforce with experience in the provision of Phase I clinical trial management services to pharmaceutical and biotechnology companies. The value of certain customer relationships identified are being amortised over a period ranging from approximately 2 to 9 years, the estimated period of benefit. The value of certain volunteer lists identified is being amortised over approximately 6 years, the estimated period of benefit.

The acquisition of Healthcare Discoveries, if completed on 1 January 2008 would have resulted in revenue and profit for the fiscal year ended 31 December 2008 as follows:

$’000

Revenue	865,723
Profit for the year	63,957

14.    Other non-current assets

	31 December 2009 $’000	31 December 2008 $’000

Lease prepayments	5,420	5,149
Other non-current assets	2,417	1,333
	7,837	6,482

Other non-current assets include lease deposits paid in respect of certain premises leased by the Group. Lease deposits are refundable on expiry of the related leases.

15.    Inventories

	31 December 2009 $’000	31 December 2008 $’000

Laboratory inventories	3,559	3,357

The cost of inventories is recognised as an expense and included in other operating expenses in the income statement. $21.4 million (2008: $20.5 million) was charged in the income statement for the year ended 31 December 2009.

16.    Accounts receivable

	31 December 2009 $’000	31 December 2008 $’000

Accounts receivable	197,133	218,009
Less amounts provided for doubtful debts	(5,209)	(7,474)
Accounts receivable, net	191,924	210,535

16. Accounts receivable (continued)

Movement on the accounts receivable impairment provision during the year was as follows:

	31 December 2009 $’000	31 December 2008 $’000
Accounts receivable impairment provision:
Balance at start of year	7,474	319
Amounts used during the year	(2,098)	(199)
Amounts (released)/provided during the year	(167)	7,354
Balance at end of year	5,209	7,474

All receivables are due within twelve months of the balance sheet date.

A provision for impairment is recognised where there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivable. At 31 December 2009, the Group recognised an impairment provision of $5.2 million (2008: $7.5 million)

The carrying amounts of the Group’s accounts receivables are denominated in the following currencies:

	31 December 2009 $’000	31 December 2008 $’000
Currency
US Dollar	124,659	143,219
Euro	59,163	55,009
Sterling	5,425	10,060
Other Currencies	2,677	2,247
	191,924	210,535

17.    Other current assets

	31 December 2009 $’000	31 December 2008 $’000

Prepayments	16,567	16,672
Other receivables	8,261	10,918
Retirement benefit net plan assets	-	278
Total	24,828	27,868

Other current assets do not contain any impaired assets. The maximum exposure to credit risk at the reporting date is the carrying value of each receivable. The Group does not hold any collateral as security.

18.    Current asset investments

	31 December 2009 $’000	31 December 2008 $’000

At start of year	42,726	41,752
Additions	24,045	15,000
Disposals	(17,544)	(14,026)
At end of year	49,227	42,726

The Group invests surplus cash balances in floating rate and medium term minimum “A” rated corporate securities. The investments are reported at fair value, with unrealised gains or losses reported in shareholders’ equity. In the years ended 31 December 2008 and 31 December 2009, no unrealised gains or losses arose. Any differences between the cost and fair value of the investments are represented by accrued interest.

19.    Cash and cash equivalents

	31 December 2009 $’000	31 December 2008 $’000

Cash at bank and in hand	87,528	36,399
Short-term deposits	57,273	21,979
Cash and cash equivalents	144,801	58,378

20.     Accrued and other liabilities

	31 December 2009 $’000	31 December 2008 $’000
Non-current other liabilities:
Deferred government grants (note 21)	1,750	1,386
Finance lease obligations (note 26)	155	470
Other non current liabilities	2,686	1,410
Total	4,594	3,266

20. Accrued and other liabilities (continued)

	31 December 2009 $’000	31 December 2008 $’000
Current accrued and other liabilities:
Accrued liabilities	60,278	44,082
Accrued salary and bonus	46,575	51,647
Accrued social welfare cost	7,757	8,757
Lease accruals	360	2,508
Deferred government grants (note 21)	159	144
Finance lease obligations (note 26)	325	263
Acquisition consideration payable	-	22,400
Retirement benefit net plan liabilities	113	-
Restructuring provisions (note 7)	3,396	-
Total	118,963	129,801

21.    Deferred government grants

	31 December 2009 $’000	31 December 2008 $’000

At beginning of year	1,530	1,304
Amortised during the year	(149)	(126)
Acquired during the year	501	-
Foreign exchange movement	27	352
At end of year	1,909	1,530

Current	159	144
Non-current	1,750	1,386
Total	1,909	1,530

22.     Bank credit lines and loan facilities

	31 December 2009 $’000	31 December 2008 $’000

Current maturities	-	40,193
Non-current maturities	-	65,186
Total bank credit lines and loan facilities	-	105,379

On 9 July 2007, the Company entered into a five year committed multi-currency facility agreement for €35 million ($50.1 million) with Bank of Ireland. The facility bears interest at an annual rate equal to the EURIBOR plus a margin and is secured by certain composite guarantees and indemnities and pledges in favour of the bank. At 31 December 2009, €26.2 million ($37.5 million) was available to be drawn under this facility.

On 22 December 2008, a committed credit facility was negotiated with Allied Irish Bank plc. The facility comprised a one year Euro facility of €20 million ($28.6 million). The facility bore interest at EURIBOR plus a margin and was secured by certain composite guarantees and pledges in favour of the bank.

On 22 December 2008, a committed three year US dollar credit facility was negotiated with Allied Irish Bank plc for $50 million. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees and pledges in favour of the bank. At 31 December 2009, $50 million was available to be drawn under this facility.

On 2 January 2009, an additional four year committed credit facility was negotiated with Bank of Ireland for $25 million. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favour of the bank. At 31 December 2009, $25 million was available to be drawn under this facility.

On 29 May 2009, committed credit facilities were negotiated with Citibank Europe for $20 million. These facilities comprise a 364 day facility of $10 million and a three year facility of $10 million. On the same day, a committed 364 day credit facility of $30 million was negotiated with JP Morgan. These facilities bear interest at LIBOR plus a margin and are secured by certain composite guarantees and pledges in favour of the bank. As at 31 December 2009, no amounts were drawn under these facilities.

22.     Bank credit lines and loan facilities (continued)

The average margin payable on drawn balances at 31 December 2009 was zero (2008: 1.70 per cent)

The carrying amount of the Group’s borrowings are denominated in the following currencies

	31 December 2009 $’000	31 December 2008 $’000
Currency
Euro	-	76,890
US Dollar	-	28,489
	-	105,379

23.    Share capital

Group and Company

Authorised share capital:	No. of Ordinary Shares

Ordinary shares of par value €0.06	100,000,000

	31 December 2009 $’000	31 December 2008 $’000
Allotted, called up and fully paid
59,007,565 (31 December 2008: 58,518,195) ordinary shares of €0.06 each	4,965	4,921

On 21 July 2008, the Company’s shareholders approved an increase in the Company’s authorised share capital from 40 million ordinary shares of par value €0.06 to 100 million ordinary shares of par value €0.06.

	31 December 2009 $’000	31 December 2008 $’000
Issued, fully paid share capital
At beginning of year	4,921	2,127
Bonus issue	-	2,752
Employee share options exercised	44	42
At end of year	4,965	4,921

Holders of Ordinary shares will be entitled to receive such dividends as may be recommended by the board of Directors of the Company and approved by the shareholders and/or such interim dividends as the board of Directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the Ordinary Shares will be repaid out of the assets available for distribution among the holders of the Company’s American Depository Shares (“ADSs”) and Ordinary Shares not otherwise represented by ADSs. Holders of Ordinary Shares have no conversion or redemption rights.

During the year ended 31 December 2009, 489,370 options were exercised by employees for total proceeds of $4.4 million. During the year ended 31 December 2008, 847,707 options were exercised by employees for total proceeds of $8.5 million.

23.    Share capital (continued)

On 21 July 2008, the Company’s shareholders approved a bonus issue of ordinary shares (the “Bonus Issue”) to shareholders of record as of the close of business on 8 August 2008 (the “Record Date”). The Bonus Issue provided for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, affecting the equivalent of a 2-for-1 stock split. The Bonus shares were issued on 11 August 2008, to Ordinary Shareholders and on 12 August 2008, to holders of American Depositary Shares (“ADSs”). NASDAQ adjusted the trading price of the Company’s ADSs to affect the Bonus Issue prior to the opening of trading on 13 August 2008. All outstanding ordinary share and share option amounts referenced in the consolidated financial statements and the notes thereto have been retrospectively restated to give effect to the Bonus Issue as if had occurred as of the date referenced.

24.    Capital and reserves

Reserve Descriptions

Other Reserves

The Group has recognised a non-distributable reserve of $1.4 million in accordance with agreements made between the Group and Enterprise Ireland, an Irish government agency. In 2005 the Group also recognised a share-based compensation charge of $6.0 million being the fair value of outstanding ordinary shares transferred to Mr Peter Gray, Chief Executive Officer, by founding Directors, Dr. John Climax and Dr. Ronan Lambe.

Option Reserve

The Option Reserve is used to account for share-based payments. The fair value of share-based payments is expensed to the income statement over the period the related services are received, with a corresponding increase in equity. As at 31 December 2009, the Group has recognised a cumulative charge for share-based payments of $36.3 million net of deferred tax (2008: $28.2 million). The Group has also recognised a cumulative credit of $10.0 million (2008: $8.9 million) in reserves for the current and deferred tax effects of the realised tax benefits relating to the exercise of employee share options in excess of related cumulative compensation expense. The Group has transferred a cumulative credit of $15.4 million (2008: $9.1 million) to retained earnings in respect of exercised and expired share based awards.

Currency Reserve

The currency reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign currency denominated operations of the Group since 1 June 2004.

Retained Earnings

In addition to the profit/loss for the financial period the Group also recognises the actuarial gain/loss on the defined benefit pension scheme in this reserve. In 2009 the Group recognised an actuarial loss of $0.6 million on the defined benefit pension scheme (31 December 2008: actuarial loss of $1.0 million). The Group has transferred a cumulative credit of $15.4 million (2008: $9.1 million) from the options reserve to retained earnings in respect of exercised and expired share based awards.

25.    Financial Instruments

The Group is exposed to various financial risks in the normal course of the business. The Group’s financial instruments typically comprise investment securities, short-term receivables, cash, bank borrowings and payables. The main purpose of these financial instruments is to provide finance for the Group’s operations.

The Group has exposure to the following risks from its use of financial instruments.

●credit risk
●liquidity risk
●market risk
●interest rate risk

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises in respect of current asset investments, cash and cash equivalents, unbilled revenue and accounts receivable.

The Group invests significant cash balances, which are classified as current asset investments, on a short-term basis. In order to manage credit risk the Group only transacts with counterparties that are major financial institutions. Funds may be invested in the form of floating rate notes and medium term minimum “A” rated corporate securities. The aggregate amount and duration of exposure to any one counterparty is reviewed on a regular basis. The maximum exposure arising in the event of default by any counterparty is the carrying value of the amount invested. During the year ended 31 December 2009, $49.2 million (2008: $42.7 million) of the total portfolio was held in US dollar investments.

The Group manages credit risk in respect of customers by ensuring credit procedures, including evaluation of all new customers and ongoing account monitoring, are in place. The Group does not have significant concentration of credit risk at the balance sheet date. During the year ended 31 December 2009, revenue was derived from approximately 650 clients, including all of the top 20 pharmaceutical companies as ranked by 2008 revenue. During the year ended 31 December 2009, approximately 27% of revenue was derived from the Group’s top five clients, while the top five clients accounted for 29% of revenue during the year ended 31 December 2008. No one client accounted for more than 10% of revenue during the years ended 31 December 2009 and 31 December 2008.

A provision for impairment is recognised when there is objective evidence that the Group will not be able to collect all amounts due according to original terms of the receivable. The Group constantly monitors its exposure to impairment of its accounts receivable and unbilled revenue balances by regularly reviewing and managing the number of days revenue outstanding. Days revenue comprises accounts receivable and unbilled revenue, less payments on account. The number of days revenue outstanding was 33 days at 31 December 2009 and 70 days at 31 December 2008.

25.     Financial Instruments (continued)

Details of the Group’s accounts receivable balances as at 31 December 2009, including impairment losses thereon, are set out in note 16.

The maximum exposure to credit risk for accounts receivable and unbilled revenue at the reporting date was their carrying value. The carrying value of accounts receivable and unbilled revenue by geographic region at 31 December 2009 was as follows:

	Accounts Receivable		Unbilled Revenue
	2009 $’000	2008 $’000	2009 $’000	2008 $’000

Europe	91,032	78,613	43,863	51,472
United States	99,451	128,298	46,240	86,033
Rest of World	1,441	3,624	1,977	4,222
Total	191,924	210,535	92,080	141,727

Foreign exchange gains and losses recognised on the above balances are recognised in other operating expenses with the exception of foreign exchange gains and losses on bank credit lines and loan facilities, which are recorded in finance income or finance expense as applicable.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s liquidity risk arises from the repayment of short-term debt and other obligations as they fall due. The Group manages liquidity risk by ensuring adequate credit facilities are in place, maintaining headroom on its banking facilities and by continuously monitoring forecast and actual cash. The Group was in compliance with all loan agreement terms throughout the period.

The following table sets out details of the maturity of the Group’s financial liabilities into the relevant maturity groupings based on the remaining period at the balance sheet date to contractual maturity date:

31 December 2009

	Carrying Amount $’000	Contractual Cashflows $’000	6 mths or less $’000	6-12 mths $’000	1-2 years $’000	2-5 years $’000	More than 5 years $’000

Finance lease liabilities	(483)	(500)	(170)	(170)	(160)	-	-
Accounts payable	(12,123)	(12,123)	(12,123)	-	-	-	-
Other liabilities	(121,168)	(121,168)	(118,479)	-	(2,689)	-	-
	(133,774)	(133,791)	(130,772)	(170)	(2,849)	-	-

25.     Financial Instruments (continued)

31 December 2008

	Carrying Amount $’000	Contractual Cashflows $’000	6 mths or less $’000	6-12 mths $’000	1-2 years $’000	2-5 years $’000	More than 5 years $’000

Bank credit lines and loan facilities	(105,379)	(113,417)	(42,204)	(1,638)	(55,046)	(14,529)	-
Finance lease liabilities	(733)	(779)	(146)	(146)	(327)	(160)	-
Accounts payable	(17,505)	(17,505)	(17,505)	-	-	-	-
Other liabilities	(130,804)	(130,804)	(129,394)	-	(1,410)	-	-
	(254,421)	(262,505)	(189,249)	(1,784)	(56,783)	(14,689)	-

Details of the Group’s borrowings are set out in note 22 to the Group financial statements.

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Group’s income or the value of its holding of financial instruments. The principal market risks to which the Group is exposed include foreign currency risk and interest rate risk. The Group uses derivative financial instruments and interest rate instruments solely to hedge exposure to these market risks but does not enter into these instruments for trading or speculative purposes.  The Company had no interest rate instruments or derivative financial instruments as at 31 December 2009 and 31 December 2008.

Foreign Currency Risk

Although domiciled in Ireland, the Group reports its results in U.S. dollars. As a consequence the results of non-U.S. based operations, when translated into U.S. dollars, could be affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, the Group is also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. The Group’s operations in the United States are not materially exposed to such currency differences as the majority of revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of the Group’s activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending, among other things, on which of the Group’s offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on the results of the Group’s operations. The Group regularly reviews currency exposures and, when appropriate, hedges a portion of these, using forward exchange contracts, where they are not covered by natural hedges. In addition, we usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if certain exchange rate triggers occur.

25.    Financial Instruments (continued)

The following table sets out the Group’s transaction risk in relation to financial assets and liabilities at the balance sheet date:

	Accounts Receivable 2009 $’000	Unbilled Revenue/ Payments on account 2009 $’000	Cash and Cash Equivalents 2009 $’000	Bank Credit Lines and Loan Facilities 2009 $’000	Total Transaction risk 2009 $’000

U.S. Dollar	31,237	(64,213)	996	-	(31,980)
Sterling	6,603	(1,937)	512	-	5,178
Euro	2,418	(2,438)	396	-	376
Other	1,143	5,802	1,772	-	8,717
Total	41,401	(62,786)	3,676	-	(17,709)

	Accounts Receivable 2008 $’000	Unbilled Revenue/ Payments on account 2008 $’000	Cash and Cash Equivalents 2008 $’000	Bank Credit Lines and Loan Facilities 2008 $’000	Total Transaction risk 2008 $’000

U.S. Dollar	20,941	11,795	1,114	(28,489)	5,361
Sterling	5,577	8,829	2,473	-	16,879
Euro	5,002	12,704	972	-	18,678
Other	1,020	1,660	(246)	-	2,434
Total	32,540	34,988	4,313	(28,489)	43,352

The following significant exchange rates applied during the year:

	Average Rate		Closing Rate
	2009	2008	2009	2008

Euro	1.39520	1.47688	1.43160	1.39800
Pound Sterling	1.56763	1.88552	1.61540	1.46280

A 10% strengthening or weakening of the US Dollar against the Euro and Sterling from the 31 December 2009 rates based on the underlying currencies as per the above table would have increased or decreased profit by $1.8 million (31 December 2008 $4.3 million). This analysis assumes that all other variables remain constant.

Interest Rate Risk

The Group finances its operations through a mixture of shareholders’ funds, borrowings and working capital. The Group borrows in desired currencies at both fixed and floating rates of interest. In general the Group borrows at floating rates of interest but may borrow at fixed rates depending on rates available. The Group determines the level of borrowings at fixed rates of interest having regard to current market rates and future trends. At 31 December 2009, the Group had repaid all of its borrowings. Details of the Group’s negotiated facilities are set out in note 22 to the consolidated financial statements.

25.    Financial Instruments (continued)

The Group is exposed to interest rate risk in respect of current asset investments and cash on deposit. The Group invests significant cash balances, which are classified as current asset investments, on a short-term basis. These funds may be invested in the form of floating rate notes and medium term minimum “A” rated corporate securities. The composition of the Group’s investment portfolio is monitored on an ongoing basis having regard to current market rates and future trends in order to minimise exposure to interest rate risk.

The sensitivity analysis below represents the hypothetical change in our interest income/(expense) based on an immediate 1% movement in market interest rates.

	Interest Income		Interest Expense
	2009 ’000	2008 $’000	2009 $’000	2008 $’000

As Reported	752	2,881	(3,530)	(4,105)

Effect of change in market interest rate on profit:

1% Increase	2,692	3,882	(3,950)	(5,757)
1% Decrease	-	1,860	(3,110)	(3,649)

This analysis assumes that all other variables remain constant.

Fair Values

The fair value of financial assets and liabilities, together with the carrying amounts shown in the balance sheet, are as follows:

	31 December 2009		31 December 2008
	Carrying Amount $’000	Fair Value $’000	Carrying Amount $’000	Fair Value $’000

Accounts receivable	191,924	191,924	210,535	210,535
Unbilled revenue	92,080	92,080	141,727	141,727
Current asset investments	49,227	49,227	42,726	42,726
Cash and cash equivalents	144,801	144,801	58,378	58,378
Other receivables	24,828	24,828	16,554	16,554
	502,860	502,860	469,920	469,920

Accounts payable	(12,123)	(12,123)	(17,505)	(17,505)
Finance lease liabilities	(483)	(483)	(733)	(733)
Payments on account	(165,198)	(165,198)	(121,935)	(121,935)
Bank credit lines and loan facilities	-	-	(105,379)	(105,698)
Other liabilities	(121,178)	(121,178)	(108,762)	(108,762)
	(298,982)	(298,982)	(354,314)	(354,633)

The carrying values of accounts receivable, less impairment provision, unbilled revenue, payments on account and accounts payable are assumed to be approximate to their fair values due to the short-term nature of these balances.

25.    Financial Instruments (continued)

Current asset investments are stated at fair value, with any resultant gain or loss recognised in the statement of recognised income and expense. The fair value of current asset investments is their market price at the balance sheet date.

The fair value of bank credit lines and loan facilities and finance lease obligations for disclosure purposes is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. The carrying value of bank credit lines and loan facilities and finance lease obligations at 31 December 2009 was approximate to their fair value.

We disclose our financial instruments that are measured in the balance sheet at fair value using the following fair value hierarchy for valuation inputs. The hierarchy prioritises the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2:
Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The following table sets forth our assets that are measured at fair value on the balance sheet as of 31 December 2009:

	Quoted Prices in Active Markets	Other Observable Inputs	Unobservable Inputs
	Level 1	Level 2	Level 3	Total
	US$’000	US$’000	US$’000	US$’000

Current asset investments	49,227	-	-	49,227

Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, to ensure availability of sufficient capital to sustain future development of the business and to maintain an optimal capital structure to reduce the cost of capital. The capital structure of the Group is monitored on an ongoing basis to ensure achievement of these objectives.

The Group has financed its operations and growth since inception primarily with cash flows from operations, proceeds raised in its initial public offering in May 1998, proceeds raised in its public offering in August 2003 and borrowings as applicable. The Group may issue further shares or raise additional debt in order to maintain its optimum capital structure.

25.    Financial Instruments (continued)

At 31 December 2009 the Group’s capital structure comprises finance lease obligations, current asset investments, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earning as disclosed in note 24.

Total capital at 31 December 2009 comprised of the following:

	31 December 2009 $’000	31 December 2008 $’000

Bank credit lines and loan facilities (note 22)	-	(105,379)
Finance lease obligations (note 26)	(483)	(733)
Cash and cash equivalents (note 19)	144,801	58,378
Current asset investments (note 18)	49,227	42,726
Net cash/(debt)	193,545	(5,008)
Shareholders Equity	589,781	474,126
Total Capital	783,326	469,118

The Group’s gearing ratio at 31 December 2009 was -% (2008: 22.4%).

26.    Lease commitments

The Company has several non-cancellable operating leases, primarily for facilities, that expire over the next 10 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. Future minimum rental commitments for operating leases with non-cancellable terms are as follows:

	31 December 2009 $’000	31 December 2008 $’000

Less than one year	38,192	38,227
Between one and two years	31,015	33,928
Between two and three years	26,009	26,617
Between three and four years	23,074	21,995
Between four and five years	20,137	18,216
More than five years	39,285	29,657
Total	177,712	168,640

26.    Lease commitments (continued)

The Group has obligations under finance leases for certain items of property, plant and equipment as follows:

	31 December 2009 $’000	31 December 2008 $’000

Less than one year	340	292
Between one and five years	160	487
More than five years	-	-
Total gross payment	500	779
Less future finance charges	(17)	(46)
Total	483	733

27.    Commitments and contingencies

(a)      Capital commitments

The following capital commitments for the purchase of property, plant and equipment and building construction had been authorised by the Directors at 31 December 2009:

	31 December 2009 $’000	31 December 2008 $’000

Contracted for	5,604	6,975
Not-contracted for	5,386	8,324
Total	10,990	15,299

(b)      Guarantees

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within the Group, the Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under that guarantee.

The Company has guaranteed the liabilities referred to in the Section 5 (c) (ii) of the Companies (Amendment) Act, 1986 in respect of the financial year ending 31 December 2009 for the subsidiary companies listed below. These subsidiaries are availing of the exemption under Section 17 of the Companies (Amendment) Act, 1986 not to file statutory financial statements.

- ICON Clinical Research Property Holdings (Ireland) Limited

- ICON Clinical Property Development (Ireland) Limited

- ICON Clinical Property Holdings Limited

- ICON Clinical Property Development Limited

- ICON Clinical Research Limited

- Holmrook Limited

- Shelbourne Data Management Limited

27.    Commitments and contingencies (continued)

(c)      Contractual obligations

The following represents Group contractual obligations and commercial commitments as at 31 December 2009:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3-5 years	More than 5 years
	$ in millions

Finance lease obligations	0.5	0.3	0.2	-	-
Operating lease commitments	177.7	38.2	57.0	43.2	39.3
Capital commitments	11.0	11.0	-	-	-
Total	189.2	49.5	57.2	43.2	39.3

The Group expects to spend approximately $40 million in the next 12 months on further investments in information technology, the expansion of existing facilities and the addition of new offices. The Group believes that it will be able to fund additional foreseeable cash needs for the next twelve months from cash flow from operations and existing cash balances. In the future, the Group may consider acquiring businesses to enhance service offerings and global presence. Any such acquisitions may require additional external financing and the Group may, from time to time, seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to the Group.

28.      Litigation

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company’s business, results of operations and financial position.

29.     Related Parties

(i)      Transactions with Directors and Executive Officers

The total compensation of the Directors and Executive Officers (Key Management Remuneration) for the years ended 31 December 2009 and 2008 was as follows:

	Year ended 31 December 2009 $’000	Year ended 31 December 2008 $’000

Salary and fees	2,326	2,332
Bonus	1,317	1,267
Other benefits	1,458	297
Pension contributions	757	186
Share-based-payment	867	620
Total	6,725	4,702

29.     Related Parties (continued)

Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009. He also served as Chief Executive Officer of the Company from June 1990 to October 2002 and as an Executive Director from June 1990 to December 2009. On 31 December 2009, Dr. Climax retired as Chairman of the Board of the Company and his service agreement with the Company (the “Dr. Climax Service Agreement”) ended. Since January 2010, he has held a position as a non-Executive Director of the Company.

The Dr. Climax Service Agreement provided for a bonus, a pension contribution, a twelve month notice period, two company cars and medical insurance cover for himself and his dependants. At 30 April 2010, Dr. Climax held 126,000 ordinary share options at exercise prices ranging from $7.00 to $35.33 per share.

The arrangements relating to Dr. Climax’s retirement were set out in an agreement entered into between the Company and Dr. Climax in December 2009 (the “December Agreement”). Pursuant to the December Agreement, Dr. Climax received, having regard to the Dr. Climax Service Agreement (which terminated pursuant to the December agreement), a payment of €830,000 ($1,200,620) and a pension contribution of €170,000 ($252,620). In addition, and also pursuant to the December Agreement, he received an ex-gratia pension contribution for past service of €220,308 ($327,378), the acceleration of vesting of unvested share options and the transfer of two company cars. The payments and contributions set out in this paragraph are included in the amounts listed for Dr. Climax in the Summary Compensation Table – Year Ended 31 December 2009 on page 54.

The Company has also entered into a three year agreement with Rotrua Limited, a company controlled by Dr. Climax, for the provision of consultancy services at an agreed fee of €262,500 ($375,795) per annum. The consultancy agreement provides that the Company will provide, during the term of the agreement, permanent disability and life insurance cover for Dr. Climax and medical insurance cover for himself and his dependants.

On 30 April 2009, 103,000 share options, with an exercise price of $15.84, were granted to certain Directors of the Company. These options will vest between 2010 and 2017. On 26 February 2009, 27,000 share options, with an exercise price of $22.26, were granted to certain Directors and Executive Officers of the Company. These options will vest between 2010 and 2017.

On 27 May 2008, 6,000 share options, with an exercise price of $36.04, were granted to the newly appointed Director of the Company, Professor Dermot Kelleher. These options will vest between 2009 and 2016. On 26 February 2008, 48,000 share options, with an exercise price of $35.33, were granted to the Directors and Executive Officers of the Company. These options vest between 2009 and 2016.

(ii)      Other Related Party Transactions

Year Ended 31 December 2009

Mr. Edward Roberts has served as Chairman of Merz GmbH since 2003. Merz is an independent German pharmaceutical company focused on the development of drugs for the treatment of illnesses in the fields of neurology and psychiatry. ICON Clinical Research Limited, a wholly owned subsidiary of ICON, has entered into a number of contracts with Merz, for the provision of consulting and clinical trial related activities. The total potential value of these contracts is $43.5 million. During the year ended 31 December 2009, ICON recognised a total of $9.8 million of revenue in relation to these activities. At 31 December 2009, $1.2 million was outstanding to be received from Merz GmbH.

During the year ended 31 December 2009, Dr. Bruce Given served as Acting Chief Medical Officer of Sembiosys Genetics Inc. (“Sembiosys”). Sembiosys is a plant biotechnology company specialising in the production of high-value pharmaceutical and non-pharmaceutical products. During the year ending 31 December 2008, Sembiosys engaged ICON Development Solutions, a wholly owned subsidiary of ICON, in consulting and clinical trial related activities. The total potential value of this study was $0.8 million. During the year ending 31 December 2009, ICON recognised a total of $0.3 million of revenue in relation to these activities. There were no amounts outstanding as at 31 December 2009.

29.     Related Parties (continued)

Year ended 31 December 2008

As at 31 December 2008, Amarin Investment Holding Limited (a company controlled by Mr. Thomas Lynch), and Sunninghill Limited (a company controlled by Dr. John Climax) held 1.1 million and 1.5 million shares respectively in Amarin. These respective holdings equated to approximately 3.97% and 5.42% respectively, of Amarin’s issued share capital. Thomas Lynch also served as Chairman of Amarin from 2000 to 2009 and Chief Executive Officer from 2007 to 2009. Amarin is a neuroscience company focused on the research, development and commercialisation of drugs for the treatment of central nervous system disorders. During the fiscal year ending 31 May 2005, Amarin contracted ICON Clinical Research Limited, a wholly owned subsidiary of ICON, to conduct a clinical trial on its behalf. The total potential value of this study was $7 million. During the year ended 31 December 2008, the Company recognised $0.2 million of revenue relating to the Amarin contract. At 31 December 2008, $0.3 million was outstanding to be received from Amarin on this trial.

As at 31 December 2008, Dr. John Climax and Dr. Ronan Lambe held 3.05% and 2.94% respectively of the issued share capital of NuPathe Inc. (“NuPathe”). NuPathe is a specialty pharmaceutical company specialising in the acquisition and development of therapeutic products in the area of neuroscience. Prior to July 2008 Dr. Climax also served as a non-Executive director and chairman of the compensation committee on the Board of  NuPathe. During the year ending 31 December 2006, NuPathe engaged ICON Clinical Research Limited, a wholly owned subsidiary of ICON, in consulting and clinical trial related activities. During the year ended 31 December 2008, the Company recognised $0.1 million relating to the NuPathe contract. There were no amounts outstanding as at 31 December 2008.

30.    Post Balance Sheet Events

There have been no material events since the balance sheet date requiring disclosure in the financial statements.

31.    Notes to the Company financial statements

(a)     Property, Plant and Equipment

	Leasehold improvements $’000	Computer equipment $’000	Office furniture & fixtures $’000	Total $’000
Cost
At 1 January 2009	295	1,016	1,465	2,776
Additions	148	160	87	395
Disposals	(48)	-	(62)	(110)
Reclassifications	124	-	(124)	-
Foreign currency adjustment	9	28	40	77
At 31 December 2009	528	1,204	1,406	3,138

Depreciation
At 1 January 2009	62	494	293	849
Charge for year	77	270	179	526

Eliminated on Disposals	(22)	-	(19)	(41)
Reclassifications	23	-	(23)	-
Foreign currency adjustment	2	13	8	23
At 31 December 2009	142	777	438	1,357
Net book value
At 31 December 2009	386	427	968	1,781
At 31 December 2008	233	522	1,172	1,927

	Leasehold improvements $’000	Computer equipment $’000	Office furniture & fixtures $’000	Total $’000
Cost
At 1 January 2008	326	756	912	1,994
Additions	7	375	727	1,109
Foreign currency adjustment	(38)	(115)	(174)	(327)
At 31 December 2008	295	1,016	1,465	2,776

Depreciation
At 1 January 2008	15	297	127	439
Charge for year	55	244	196	495
Foreign currency adjustment	(8)	(47)	(30)	(85)
At 31 December 2008	62	494	293	849
Net book value
At 31 December 2008	233	522	1,172	1,927
At 31 December 2007	311	459	785	1,555

31.     Notes to the Company financial statements (continued)

(b)      Intangible assets

Computer Software $’000
Cost:
At 1 January 2008	53
Additions	34
Foreign exchange movement	(8)
At 31 December 2008	79

Additions	161
Foreign exchange movement	2
At 31 December 2009	242

Accumulated amortisation:
At 1 January 2008	17
Arising during the year	18
Foreign exchange movement	(1)
At 31 December 2008	34

Arising during the year	25
Foreign exchange movement	1
At 31 December 2009	59

Net book value:
At 31 December 2009	183
At 31 December 2008	45

31.     Notes to the Company financial statements (continued)

(c)      Investment in subsidiaries

	Investment in Subsidiary Undertakings $’000	Long Term Advances to Subsidiary Undertakings $’000	Total $’000
Cost:
At 1 January 2008	103,734	236,152	339,886
Additions	172,639	-	172,639
Disposals	(39,800)	(253,401)	(293,201)
Capital contribution to subsidiaries	11,805	67,412	79,217
Imputed interest on long term intercompany loans	-	1,888	1,888
Share based payments	7,873	-	7,873
Foreign exchange movement	8,283	18,855	27,138
At 31 December 2008	264,534	70,906	335,440
Imputed interest on long term intercompany loans	-	2,549	2,549
Share based payments	7,144	-	7,144
Foreign exchange movement	4,286	1,771	6,057
At 31 December 2009	275,964	75,226	351,190

(d)      Deferred taxation

The net deferred tax asset at 31 December 2009 was as follows:

	31 December 2009 $’000	31 December 2008 $’000
Deferred taxation liabilities:
Property, plant and equipment	(42)	-
Total deferred taxation liabilities	(42)	-

Deferred taxation assets:
Accrued expenses and payments on account	178	123
Property, plant and equipment	71	102
Loans to subsidiaries	1,126	1,451
Total deferred taxation assets	1,375	1,676
Net deferred taxation asset	1,333	1,676

31.     Notes to the Company financial statements (continued)

(d)      Deferred taxation (continued)

The movement in temporary differences during the year ended 31 December 2009 and year ended 31 December 2008 was as follows:

	Balance 1 January 2009 $’000	Investment in Subsidiary Undertakings $’000	Recognised in Income $’000	Balance 31 December 2009 $’000
Deferred taxation liabilities:
Property, plant and equipment	-	-	(42)	(42)
Total deferred taxation liabilities	-	-	(42)	(42)

Deferred taxation assets:
Accrued expenses and payments on account	123	-	55	178
Property plant and equipment	102	-	(31)	71
Loans to subsidiaries	1,451	-	(325)	1,126
Total deferred taxation assets	1,676	-	(301)	1,375
Net deferred taxation asset	1,676	-	(343)	1,333

	Balance 1 January 2008 $’000	Investment in Subsidiary Undertakings $’000	Recognised in Income $’000	Balance 31 December 2008 $’000
Deferred taxation liabilities:
Property, plant and equipment	-	-	-	-
Total deferred taxation liabilities	-	-	-	-

Deferred taxation assets:
Accrued expenses and payments on account	491	-	(368)	123
Property plant and equipment	102	-	-	102
Loans to subsidiaries	4,416	(2,730)	(235)	1,451
Total deferred taxation assets	5,009	(2,730)	(603)	1,676
Net deferred taxation asset	5,009	(2,730)	(603)	1,676

At 31 December 2009 and 31 December 2008 the Company had no operating loss carry forwards for income tax purposes and no deferred tax assets that have not been recognised.

31.     Notes to the Company financial statements (continued)

(e)      Other Current Assets

	31 December 2009 $’000	31 December 2008 $’000

Prepayments	1,180	1,765
Other receivables	2,124	2,054
Total	3,304	3,819

(f)      Accrued and Other Liabilities

	31 December 2009 $’000	31 December 2008 $’000
Current liabilities:
Accruals	9,587	9,619
Total	9,587	9,619

(g)      Payroll and Related Benefits

The aggregate payroll costs of employees of the Company for the year ended 31 December 2009 was as follows:

	Year ended 31 December 2009 $’000	Year ended 31 December 2008 $’000

Wages and salaries	19,912	18,756
Social welfare costs	4,018	3,247
Pension costs for defined contribution pension schemes	1,638	393
Share-based payment	941	779
Total	26,509	23,175

Certain employees of the Company are eligible to participate in a defined contribution plan (the “Plan”). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches each participant’s contributions typically at 6% of the participant’s annual compensation. The Company also makes contributions for executive Directors at rates ranging from 10% to 20% of individual executive Director’s basic salary. Contributions to this plan are recorded as a remuneration expense in the Company Income Statement. Contributions for the year ended 31 December 2009 and the year ended 31 December 2008 were $1,638,000 and $393,000 respectively.

31.     Notes to the Company financial statements (continued)

The average number of employees, including executive Directors, employed by the Company for the year ending 31 December 2009 was as follows:

	Year ended 31 December 2009	Year ended 31 December 2008

Marketing	2	2
Administration	69	45
Clinical research processing	304	248
Total	375	295

(h)      Related Parties

The Company entered into the following transactions with subsidiary companies during the period:

	Year ended 31 December 2009 $’000	Year ended 31 December 2008 $’000
Income Statement:
Dividend received from subsidiary companies	-	56,500
Expenses recharged to subsidiary companies	17,905	13,327
Interest charged to subsidiary companies	2,549	1,888
Total	20,454	71,715

Cash Flow:
Dividend received from subsidiary companies	-	56,500
Increase/(decrease) in amounts due to/from subsidiary undertakings	110,914	93,687
Total	110,914	150,187

Directors and Executive Officers of the Parent Company are the same as those for the Group. For information on transactions with Directors and Executive Officers see note 29 to the Group financial statements. For information on Directors’ remuneration see note 8.

(i)      Commitments and Contingencies

ICON plc had no commitments or contingencies at 31 December 2009 (2008: $nil).

(j)      Litigation

ICON plc is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company’s business, results of operations and financial position.

31.     Notes to the Company financial statements (continued)

(k)      Financial Assets and Risk Management

The Company is exposed to various financial risks in the normal course of the business. The Company’s financial instruments typically comprise cash, bank borrowings and accounts payable. The main purpose of these financial instruments is to provide finance for the Company’s operations. The main risks arising from the Company’s financial instruments are credit risk, liquidity risk, interest rate risk, and foreign exchange risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk in respect of the Company arises on balances due from group companies. As such, the Company has assessed the exposure to credit risk as low.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s liquidity risk arises from the repayment of short-term debt and other obligations as they fall due. The Company minimises liquidity risk by ensuring that sufficient cash balances and committed bank lines of credit are available to meet repayments and other liabilities as they fall due. Details of the Company’s bank credit lines and facilities are set out in note 22.

The following table sets out details of the maturity of the Company’s financial liabilities into the relevant maturity groupings based on the remaining period at the balance sheet date to contractual maturity date:

31 December 2009

	Carrying Amount $’000	Contractual Cashflows $’000	6 mths or less $’000	6-12 mths $’000	1-2 years $’000	2-5 years $’000	More than 5 years $’000

Accounts payable	(305)	(305)	(305)	-	-	-	-
Accruals and other liabilities	(9,587)	(9,587)	(9,587)	-	-	-	-
	(9,892)	(9,892)	(9,892)	-	-	-	-

31 December 2008

	Carrying Amount $’000	Contractual Cashflows $’000	6 mths or less $’000	6-12 mths $’000	1-2 years $’000	2-5 years $’000	More than 5 years $’000

Bank credit lines and loan facilities	(105,379)	(113,417)	(42,204)	(1,638)	(55,046)	(14,529)	-
Accounts payable	(684)	(684)	(684)	-	-	-	-
Accruals and other liabilities	(9,619)	(9,619)	(9,619)	-	-	-	-
	(115,682)	(123,720)	(52,507)	(1,638)	(55,046)	(14,529)	-

Foreign currency risk

While the functional currency of the Company is Euro, the Company reports its results in U.S. dollars. As a consequence, the results, when translated into U.S. dollars, could be affected by fluctuations in exchange rates against the U.S. dollar. At 31 December 2009 the Company had $nil (2008: $28.5 million) US dollar denominated bank loans.

31.     Notes to the Company financial statements (continued)

Interest rate risk

The Company finances its operations through a mixture of shareholders’ funds, borrowings and working capital. The Company borrows in desired currencies at both fixed and floating rates of interest. In general the Company borrows at floating rates of interest but may borrow at fixed rates depending on rates available. The Company determines the level of borrowings at fixed rates of interest having regard to current market rates and future trends. A one percent increase in market interest rates would have decreased the profit of the Company by $419,570. A one percent decrease in market interest rates would have increased the profit of the Company by $419,570.

Fair Values

The fair value of the Company’s financial assets and liabilities, together with the carrying amounts shown in the balance sheet, are as follows:

	31 December 2009		31 December 2008
	Carrying Amount $’000	Fair Value $’000	Carrying Amount $’000	Fair Value $’000

Loans to subsidiaries	75,226	75,056	70,906	75,516
Cash and cash equivalents	1,031	1,031	444	444
Amounts due from subsidiary undertakings	-	-	96,399	96,399
Other current assets	3,304	3,304	3,819	3,819
	79,561	79,391	171,568	176,178

Bank credit lines and loan facilities	-	-	(105,379)	(105,698)
Accounts payable	(305)	(305)	(684)	(684)
Amounts due to subsidiary undertakings	(16,406)	(16,406)	-	-
Accruals and other liabilities	(9,587)	(9,587)	(9,619)	(9,619)
	(26,298)	(26,298)	(115,682)	(116,001)

The carrying values of cash and cash equivalents, amounts due from subsidiary undertakings, other current assets, accounts payable, amounts due to subsidiary undertakings and accruals and other liabilities are assumed to be approximate to their fair values due to the short-term nature of these balances. The fair value of bank credit lines and loan facilities and loans to subsidiaries for disclosure purposes is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

32.     Subsidiary Undertakings

As at 31 December 2009 the Company had the following principal subsidiary undertakings:

Name	Registered Office	Proportion held by group
ICON Clinical Research Limited	South County Business Park Leopardstown Dublin 18 Republic of Ireland	100%*
ICON Clinical Research Inc.	212 Church Road North Wales Pennsylvania PA 19454 U.S.A.	100%
ICON Clinical Research (UK) Limited	Concept House 6, Stoneycroft Rise Chandlers Ford Eastleigh Hampshire, SO53 3LD England	100%*
ICON Clinical Research GmbH	Heinrich-Hertz Strasse 26 D-63225 Langen Germany	100%*
ICON Clinical Research SARL	20, rue Troyon 92310 Sevres France	100%
ICON Clinical Research Israel Limited	6 Haba’al Shem Tov st. North Industrial Area Lod 71289 POB 1114 Lod 71100 Israel	100%
ICON Clinical Research	Calle Josep Pla, número 2 Torre Diagonal Mar piso 11, módulo 1 08019 Barcelona Spain	100%
ICON Clinical Research Kft.	Szepvolgy ut 39 Szepvolgy Irodapark 1037 Budapest Hungary.	100%
ICON Clinical Research S.R.L.	3rd Floor 133-137 Calea Floreasca, 1st District Bucharest Romania	100%

32.     Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by group
ICON Clinical Research EOOD	4th floor, Saborna Str. 2a, Sredets Municipality Sofia Bulgaria	100%
ICON Research d.o.o	Radnička cesta 80 Zagreb Croatia	100%
ICON Clinical Research LLC	Bulevar Zorana Djindjica 64a 11070 Belgrade Serbia	100%
ICON Clinical Research LLC	4th Floor St. Poleva, 24 Kiev Ukraine, 03056	100%
ICON Holdings	South County Business Park Leopardstown Dublin 18 Republic of Ireland	100%
ICON Holdings Clinical Research International Limited	South County Business Park Leopardstown Dublin 18 Republic of Ireland	100%
ICON Clinical Research S.R.O	V parku 2335/20, Post Code 148 00, Prague 4 Czech Republic	100%
ICON Clinical Research (Canada) Inc.	7405, Transcanada Highway Suite 300 St.Laurent, Quebec (H4T 1Z2) Canada	100%
ICON Clinical Research Pty Limited	Level 2, Suite 201 2-4 Lyon Park Road North Ryde Sydney N.S.W. 2113 Australia	100%*
ICON Clinical Research (New Zealand) Limited	Level 27, PwC Tower 188 Quay Street Auckland New Zealand	100%

32.     Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by group
ICON Japan K.K.	MD Kanda Building 6F-7F Kanda-Mitoshirocho Chiyoda-ku Tokyo, 101-0053 Japan	100%*
ICON Clinical Research Pte Limited	Raffles Place, #20-05 Clifford Centre Singapore 048621	100%
ICON Clinical Research Korea Yuhan Hoesa	18th Floor, Capital Tower, 736-1, YeokSam-Dong, KangNam-Gu Seoul, Korea 135-983	100%
ICON Clinical Research India Private Limited	RMZ Millennia Business Park Building 3A, 2nd Floor 143 Dr. M G R Road Kandhanchavady Chennai - 600 096 Tamil Nadu, India	100%
ICON Clinical Research S.A.	Av. Fondo de la Legua 936/54 Edificio Lomas de San Isidro Plaza1, Martinez, Buenos Aires (B1640ED0) Argentina	100%
ICON Pesquisas Clinicas LTDA	Avenida Paulista No. 2300 Andar Pilotis-sal 03100-300 Bela Vista Sao Paulo SP Brazil	100%
ICON Clinical Research Mexico S.A. de CV	Barranca del Muerto 329 3rd Floor Col. San José Insurgentes 03900 México D.F.	100%
ICON Chile Limitada	Huerfanos 770, piso 4 oficina 402, Santiago, Chile	100%
ICON Clinical Research Peru SA	Edificio Real Seis Av. Victor A. Belaunde 147 Via Principal 140-Piso, Ofs 713 y 715 San Isidro-Lima 27 Peru	100%

32.     Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by group
ICON Development Solutions Limited	Skelton House, 1 Manchester Science Park Lloyd Street North Manchester M15 6SH England	100%
ICON Contracting Solutions, Inc.	345 Park Avenue, New York 10154-2099 U.S.A	100%
DOCS International BV	Handelsweg 53 1181 ZA Amstelveen The Netherlands	100%
ICON Development Solutions, Inc.	7250, Parkway Drive, Suite 430, Hanover, MD 21076, U.S.A	100%
ICON Central Laboratories, Inc.	123 Smith Street, Farmingdale, New York 11735, U.S.A.	100%
Beacon Bioscience, Inc.	4259 W. Swamp Road Suite 410 Doylestown, PA 18901-1033 U.S.A	100%
Healthcare Discoveries Inc	8307 Gault Lane San Antonio, TX 78209 U.S.A	100%
Prevalere Life Sciences Inc	8282 Halsey Road Whitsboro, NY 13492 U.S.A	100%

* held directly

33.     Approval of financial statements

The Board of Directors approved these financial statements on 30 April 2010.

Reconciliation between IFRS and US Accounting Principles

The financial statements of the Group set out on pages 24 to 102 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union (“EU IFRS”), which differ in certain significant respects from those applicable in the U.S. (“U.S. GAAP”). The material differences as they apply to the Company’s financial statements are as follows:

(a)      Financial statement format

The format of the financial statements and certain note disclosures differ under U.S. GAAP from those under EU IFRS. The Company prepared a U.S. Securities and Exchange Commission Form 20-F Report which was made available to all shareholders in March 2010. The financial statements included in such Form 20-F are prepared in accordance with U.S. GAAP.

(b)      Merger with PRAI

The Group accounts for business combinations under EU IFRS in accordance with the IFRS 3 Business Combinations. As permitted by IFRS 1 First Time Adoption of International Financial Reporting Standards the Group has only restated business combinations from 1 June 2001 onwards. Business combinations prior to this date have not been restated. In addition, goodwill has no longer been amortised since 1 June 2001, but rather is tested annually for impairment. U.S. GAAP adopts different criteria to EU IFRS for establishing the method of accounting to be adopted for business combinations. On 28 January 2000, the Group completed a transaction with Pacific Research Associates Inc. (“PRAI”), a company specialising in data management, statistical analysis and medical and regulatory consulting based in San Francisco, USA. The merger with PRAI was accounted for using acquisition accounting principles in accordance with EU IFRS whilst U.S. GAAP required that the merger be accounted for using the pooling-of-interest method of accounting. U.S. GAAP pooling-of-interest accounting has resulted in a number of adjustments. Most significantly

(i) the Group’s historic US GAAP financial statements have been restated to reflect the combined results of ICON and PRAI;

(ii) the costs of the merger were expensed for U.S. GAAP purposes and included in the cost of acquisition for IFRS;

(iii) goodwill arising on IFRS has been amortised over its expected useful life up to 31 May 2001. No goodwill arose on the merger under U.S. GAAP;

(iv) the tax charge arising on the conversion of PRAI from an S-Corporation to a C-Corporation is treated as a pre acquisition charge under IFRS.

(c)      Defined benefit pension scheme

Under IFRS the Company is required to recognise net scheme assets and liabilities of defined benefit pension schemes it operates. Actuarial gains and losses associated with such schemes are recognised directly against retained earnings through the Consolidated Statement of Recognised Income and Expense. Under U.S. GAAP an additional minimum pension liability relating to the excess of any unfunded accumulated benefit obligation over recognised prior service cost must be included within other accumulated comprehensive income. This amount is amortised to the consolidated statement of operations over the remaining service life of the scheme participants under US GAAP. The excess is not amortised under IFRS and accordingly the Group has not recognised the amortisation charge of $23,000 recorded in 2009 under US GAAP.

(d)      Non-cash stock compensation expense

IFRS requires that the fair value of share-based payments be expensed to the income statement over the period the related services are received, with a corresponding increase in equity. In the year ending 31 December 2009, the Company has accounted for share-based payments under U.S. GAAP in accordance with FASB ASC 718, Compensation – Stock Compensation, which also requires that the fair value of share-based payments be expensed to the income statement over the period the related services are received, with a corresponding increase in equity. There is a difference in recorded expense because firstly different periods are in scope for both treatments due to the different effective dates under both standards and secondly due to different models used to calculate the fair value of options. Under US GAAP the Black-Scholes model was used for the calculation of the expense whereas under IFRS this model is not the preferred model to be used and as such the binomial model is used.
(e)      Deferred tax assets

IFRS requires that the fair value of share-based payments, including share options issued to employees, be expensed to the income statement over the period the related services are received, with a corresponding increase in equity. Under U.S. tax law the Group receives a tax deduction when U.S. employee share options are exercised. This deduction is measured as the intrinsic value of the share options at the date the options are exercised. Therefore, the tax deduction generally arises in different amounts and in different periods from compensation cost recognised in the financial statements.

Under US GAAP, FASB ASC 740, Income Taxes, the Company has recognised a deferred tax asset for the cumulative amount of compensation cost recognised in the financial statements for options that will result in a future tax deduction. A deferred tax asset is also recognised under IFRS for options that will result in a future tax deduction. However, under IAS 12 Income Taxes if the tax deduction available in future periods is not known at the end of the period it is estimated based on information available at the end of the period. As the tax deduction is dependent upon the Company’s share price at the exercise date, the measurement of the deductible temporary difference is based on the Company’s share price at the end of the period. Where the amount of the estimated future tax deduction exceeds the amount of the related cumulative remuneration expense, the deferred tax associated with the excess is recognised directly in equity. Under IFRS at 31 December 2009 the Company has recognised a deferred tax asset of $1.0 million (31 December 2008: $6.1 million) for share options that will result in a future tax deduction when exercised.

(f)      Currency Translation Adjustment

Under IFRS where repayment of permanent advances to subsidiaries occurs, exchange differences on those advances previously recognised in the currency reserve are required to be released to the income statement. In accordance with IAS 21 The effects of changes in foreign exchange rates , the portion of the loan repaid is deemed to be a partial return of the investment and is regarded as a disposal and the proportionate share of the exchange differences recognised in equity relating to the net investment as a whole are released to the income statement.

Under US GAAP, the repayment of permanent advances does not trigger a release of exchange differences unless it constitutes a substantially complete liquidation of a foreign entity.

Reconciliation between IFRS and US Accounting Principles (continued)

During the year ended 31 December 2008 the Group settled a number of long term intercompany balances. Exchange differences of $11.0 million previously recognised in the currency reserve have been released and charged to the income statement. The tax impact of the exchange differences is $1.4 million. The net impact of this adjustment is $9.6 million.

(g)      Forward-looking statements

To the extent any statements made in this annual report deal with information that is not historical, these statements are necessarily forward-looking. As such, they are subject to the occurrence of many events outside of ICON’s control and are subject to various risk factors that would cause our results to differ materially from those expressed in any forward-looking statement. The risk factors are described on pages 4 to 7 and include, without limitation, the inherent risk of dependence on pharmaceutical and biotechnology industries and certain clients, termination or delay of large contracts, risk of cost overruns, the risk of clinical outcomes, regulatory risks, and market competition.

The following is a summary of the material adjustments to profit and shareholders’ equity, which would be required, had the financial statements been prepared in accordance with U.S. GAAP.

(i)      Effect on profit for the financial year

	Year ended 31 December 2009 $’000	Year ended 31 December 2008 $’000

Profit for the financial year attributable to equity holders as stated under IFRS	92,708	64,483

US GAAP adjustments:
Non-cash stock compensation expense under IFRS	8,085	8,652
Non-cash stock compensation expense under U.S. GAAP	(7,353)	(6,058)
Additional pension costs on defined benefit scheme	23	89
Deferred tax adjustments on share-based payments	836	1,364
Foreign exchange on long term loans settled (net of tax)	-	9,590

Net income as stated under U.S. GAAP	94,299	78,120

Basic earnings per Ordinary Share under U.S. GAAP	$1.61	$1.34
Diluted earnings per Ordinary Share under U.S. GAAP	$1.57	$1.30

Reconciliation between IFRS and US Accounting Principles (continued)

(ii)      Effect on shareholders’ equity

	31 December 2009 $’000	31 December 2008 $’000

Shareholders’ equity as stated under IFRS	589,781	474,126

US GAAP adjustments:
Goodwill arising on merger with PRAI	(15,010)	(15,010)
Amortisation of PRAI goodwill	1,001	1,001
Deferred tax adjustments on share-based payments	(3,526)	(3,751)

Shareholders’ equity as stated under U.S. GAAP	572,246	456,366